Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

89bio, Inc.

at

$14.50 per share in cash, plus one non-tradeable contingent value right per share representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per share in cash, upon the achievement of specified milestones on or prior to the applicable milestone outside dates by

Bluefin Merger Subsidiary, Inc.,

a wholly owned subsidiary of

Roche Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 29, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, THE “MERGER AGREEMENT”), DATED AS OF SEPTEMBER 17, 2025, AMONG ROCHE HOLDINGS, INC., A DELAWARE CORPORATION (“PARENT”), BLUEFIN MERGER SUBSIDIARY, INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“OFFEROR”), AND 89BIO, INC., A DELAWARE CORPORATION (“89BIO”). OFFEROR IS OFFERING TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE “SHARES”), OF 89BIO FOR (I) $14.50 PER SHARE, IN CASH, WITHOUT INTEREST (THE “CLOSING AMOUNT”) LESS ANY REQUIRED WITHHOLDING TAXES, PLUS (II) ONE NON-TRADEABLE CONTINGENT VALUE RIGHT PER SHARE (EACH, A “CVR”), REPRESENTING THE RIGHT TO RECEIVE CERTAIN CONTINGENT PAYMENTS OF UP TO AN AGGREGATE AMOUNT OF $6.00 PER SHARE IN CASH, WITHOUT INTEREST LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE ACHIEVEMENT OF SPECIFIED MILESTONES ON OR PRIOR TO THE APPLICABLE MILESTONE OUTSIDE DATES IN ACCORDANCE WITH THE TERMS AND CONDITIONS SET FORTH IN THE CONTINGENT VALUE RIGHTS AGREEMENT (THE “CVR AGREEMENT”) TO BE ENTERED INTO WITH A DULY QUALIFIED RIGHTS AGENT (THE “RIGHTS AGENT”) MUTUALLY AGREEABLE TO PARENT AND 89BIO (THE CLOSING AMOUNT PLUS ONE CVR, COLLECTIVELY, OR ANY GREATER AMOUNT PER SHARE AS MAY BE PAID PURSUANT TO THE OFFER, BEING HEREINAFTER REFERRED TO AS THE “OFFER PRICE”), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH THIS OFFER TO PURCHASE, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES THAT, SUBJECT TO THE SATISFACTION OF THE CONDITIONS IN THE MERGER AGREEMENT, AS SOON AS PRACTICABLE FOLLOWING THE CONSUMMATION OF THE OFFER, OFFEROR WILL BE MERGED WITH AND INTO 89BIO, WITH 89BIO CONTINUING AS THE

i

SURVIVING CORPORATION AND BECOMING A WHOLLY OWNED SUBSIDIARY OF PARENT (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF 89BIO IN ACCORDANCE WITH SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).

THE BOARD OF DIRECTORS OF 89BIO HAS DULY AND UNANIMOUSLY (I) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT INCLUDING THE OFFER, THE MERGER AND THE CVR AGREEMENT, ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, 89BIO AND ITS STOCKHOLDERS, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT, AND APPROVED AND DECLARED ADVISABLE THE CVR AGREEMENT, (III) RESOLVED THAT THE MERGER WILL BE EFFECTED UNDER SECTION 251(H) OF THE DGCL AND (IV) RESOLVED TO RECOMMEND THAT 89BIO’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO OFFEROR PURSUANT TO THE OFFER. 89BIO HAS BEEN ADVISED THAT ALL OF ITS DIRECTORS AND EXECUTIVE OFFICERS CURRENTLY INTEND TO TENDER (AND NOT WITHDRAW), OR CAUSE TO BE TENDERED (AND NOT WITHDRAWN), PURSUANT TO THE OFFER, ALL OF THEIR SHARES HELD OF RECORD AND BENEFICIALLY OWNED BY SUCH PERSONS IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER (OTHER THAN SHARES FOR WHICH SUCH HOLDER DOES NOT HAVE DISCRETIONARY AUTHORITY). THE FOREGOING DOES NOT INCLUDE ANY SHARES OVER WHICH, OR WITH RESPECT TO WHICH, ANY SUCH EXECUTIVE OFFICER OR DIRECTOR ACTS IN A FIDUCIARY OR REPRESENTATIVE CAPACITY OR IS SUBJECT TO THE INSTRUCTIONS OF A THIRD PARTY WITH RESPECT TO SUCH TENDER.

THERE IS NO FINANCING CONDITION TO THE OFFER. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND “RECEIVED” (AS SUCH TERM IS DEFINED IN SECTION 251(H) OF THE DGCL) AND NOT VALIDLY WITHDRAWN IN ACCORDANCE WITH THE TERMS OF THE OFFER A NUMBER OF SHARES THAT, TOGETHER WITH THE SHARES, IF ANY, THEN BENEFICIALLY OWNED BY OFFEROR OR ITS “AFFILIATES” (AS SUCH TERM IS DEFINED IN SECTION 251(H) OF THE DGCL) (EXCLUDING ANY SHARES TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES THAT HAVE NOT YET BEEN “RECEIVED” (AS SUCH TERM IS DEFINED IN SECTION 251(H) OF THE DGCL)), REPRESENTS AT LEAST ONE SHARE MORE THAN 50% OF THE NUMBER OF SHARES THAT ARE ISSUED AND OUTSTANDING AT THE TIME OFFEROR ACCEPTS SUCH TENDERED SHARES FOR PAYMENT. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, IS PROVIDED HEREIN UNDER THE HEADING “SUMMARY TERM SHEET.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

October 1, 2025

IMPORTANT

If you desire to tender all or any portion of your shares of 89bio’s common stock in the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate or book-entry stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Citibank, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•

If you are a record holder and your Shares are certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•

If you hold your shares of 89bio’s common stock through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares (or the completion of procedures for transfer of book-entry Shares) and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for one minute after 11:59 p.m., New York City time on October 29, 2025, unless the Offer is extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase are followed. Delivery of Shares will be deemed made only when actually received by the Depositary.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

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SUMMARY TERM SHEET

Bluefin Merger Subsidiary, Inc. (“Offeror”), a wholly owned subsidiary of Roche Holdings, Inc. (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of 89bio, Inc. (“89bio”) for (i) $14.50 per Share, in cash, without interest (the “Closing Amount”) less any required withholding taxes, plus (ii) one non-tradeable contingent value right per Share (each, a “CVR”), representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into with a duly qualified rights agent (the “Rights Agent”) mutually agreeable to Parent and 89bio (the Closing Amount plus one CVR, collectively, or any greater amount per Share as may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) and pursuant to the Agreement and Plan of Merger, dated as of September 17, 2025, among Parent, Offeror and 89bio (as may be amended or supplemented from time to time, the “Merger Agreement”). The following are some of the questions you, as an 89bio stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. You should carefully read this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. The information concerning 89bio contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided by 89bio to Parent and Offeror or has been taken from, or is based upon, publicly available documents or records of 89bio on file with the SEC or other public sources at the time of the Offer. Parent and Offeror have not independently verified the accuracy and completeness of such information. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Offeror, and the terms “you” and “your” refer to the stockholders of 89bio.

Securities Sought	All of the outstanding shares of common stock, par value $0.001 per share, of 89bio.

Price Offered Per Share	(i) $14.50 per Share, in cash, without interest less any required withholding taxes, plus (ii) one non-tradeable CVR per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates, in accordance with the terms and subject to the conditions set forth in the CVR Agreement.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on October 29, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement.

Offeror	Bluefin Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation.

89bio Board Recommendation	The board of directors of 89bio (the “89bio Board”) unanimously resolved to recommend that 89bio’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

Who is offering to buy my securities?

Our name is Bluefin Merger Subsidiary, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of 89bio and completing the process by which we will be merged with and into 89bio. We are a wholly owned subsidiary of Parent, a Delaware corporation and an indirect subsidiary of Roche Holding Ltd, a Swiss joint-stock company. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Offeror and Parent.”

What are the classes and amounts of securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of 89bio’s common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to purchase the entire equity interest in 89bio. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL and other applicable legal requirements, Parent intends immediately thereafter to cause Offeror to merge with and into 89bio (the “Merger”), with 89bio continuing as the surviving corporation and a wholly owned subsidiary of Parent. Upon consummation of the Merger, 89bio will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $14.50 per Share, in cash, without interest less any required withholding taxes, plus one non-tradeable CVR per Share, representing the right to receive certain contingent payments of up to an aggregate of $6.00 per Share, in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates in accordance with terms and conditions set forth in the CVR Agreement. If you are the record holder of your Shares (i.e., a stock certificate or book-entry stock has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares?

Yes. Based upon 89bio’s filings with the SEC and more recent information provided to us by 89bio, we estimate that we will need approximately $2.4 billion to acquire 89bio pursuant to the Offer and the Merger, to pay amounts payable in respect of certain warrants to purchase Shares and certain outstanding stock options, restricted stock units and performance stock units under the 89bio incentive award plans, to pay related fees and expenses, and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. In addition, we estimate that we will need approximately $1.0 billion to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the specified milestones are achieved on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the CVR Agreement. Parent and Offeror expect to fund the payments to be made at or prior to the effective time of the Merger (the “Merger Effective Time”) with cash on hand. Parent and Offeror anticipate funding Milestone Payments (as defined below) with cash on hand, with funds obtained from issuances under Parent’s commercial paper program, which would be guaranteed by Roche Holding Ltd, or with funds provided by Roche Holding Ltd and its controlled affiliates from their general corporate funds, either as a capital contribution or as an intercompany loan. The terms of any such intercompany loan have not yet been determined.

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

the Offer is being made for all outstanding Shares solely for cash plus one non-tradeable contingent value right per Share representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates;

•

as described above, we will have sufficient funds to acquire all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the consummation of the Offer and we, through Roche Holding Ltd and its controlled affiliates, will have sufficient funds to timely pay any of the Milestone Payment Amounts (as defined in the CVR Agreement) if they become due;

•	consummation of the Offer and the Merger is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

While, for the reasons stated above, we do not believe our financial condition or the financial condition of Parent to be relevant to your decision whether to tender your Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision whether to tender your Shares:

•

the financial condition of Parent or the Surviving Corporation could deteriorate such that we would not have the necessary cash or cash equivalents to make the required payments under the Merger Agreement and the CVR Agreement;

•

holders of CVRs will have no greater rights against Parent and the Surviving Corporation than those accorded to general unsecured creditors of Parent and the Surviving Corporation under applicable law;

•

the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations; and

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Corporation’s other subsidiaries.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL) and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Offeror and its “affiliates” (as such term is defined in Section 251(h) of the DGCL) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL)), represents at least one Share more than 50% of the number of Shares that are issued and outstanding at the time Offeror accepts such tendered Shares for payment (such time, the “Offer Acceptance Time”, and such condition related to the number of Shares tendered, the “Minimum Condition”);

•

the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (and any extensions thereof) applicable to the acquisition by Offeror of Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated; and

•

there being no law or judgment, order, injunction, rule or decree (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental entity of competent jurisdiction (a “Restraint”) in effect enjoining, restraining, preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer and no governmental entity of competent jurisdiction having instituted (or notifying Parent, Offeror or 89bio in writing that it intends to institute) any legal proceeding that would be (or would reasonably be expected to impose) a Restraint on the making of the Offer or the consummation of the Offer or the Merger, or that would be (or would reasonably be expected to impose) a Burdensome Condition (as defined below in the section entitled “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights”).

The Offer is subject to other conditions in addition to those set forth above, which are described in more detail in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

With respect to the Minimum Condition, certain entities affiliated with RA Capital Management, L.P. (“RA Capital”) that are stockholders of 89bio (each, a “Supporting Stockholder”) have entered into a tender and support agreement (the “Support Agreement”) with Parent and Offeror pursuant to which, among other things, each such Supporting Stockholder has agreed to tender its Shares in the Offer. As of September 17, 2025, the Supporting Stockholders owned, in the aggregate, approximately 13.4% of all outstanding Shares. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

Is there an agreement governing the Offer?

Yes. Parent, Offeror and 89bio have entered into the Agreement and Plan of Merger, dated as of September 17, 2025. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Offeror with and into 89bio. If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of 89bio pursuant to Section 251(h) of the DGCL. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

What is the CVR and how does it work?

At or prior to the Offer Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement, governing the terms of the CVRs. The Rights Agent will maintain an up-to-date register of the holders of the CVRs. Each CVR represents a contractual contingent value right that entitles the holder thereof to receive certain contingent cash payments of up to an aggregate of $6.00 per Share in cash, without interest less any required withholding taxes, payable to the Rights Agent for the benefit of the holders of the CVRs, if the following milestones are achieved (each, a “Milestone”):

•	Milestone 1: $2.00 per Share in cash, upon the First Commercial Sale (as defined below) of a pharmaceutical product containing a pegozafermin (BIO89-100) compound (a “CVR Product”) with an approved indication for the treatment of Stage 4 metabolic dysfunction-associated steatohepatitis (“MASH”) with compensated cirrhosis (consistent with fibrosis stage F4) (“Stage 4 MASH”) (“Milestone 1” and such payment, the “Milestone 1 Payment”), if Milestone 1 is achieved on or before March 31, 2030 (the “Milestone 1 Outside Date”);

•

Milestone 2: $1.50 per Share in cash, upon worldwide Net Sales (as defined below) of at least $3 billion of a CVR Product in a single calendar year (“Milestone 2” and such payment, the “Milestone 2 Payment”), if Milestone 2 is achieved on or before December 31, 2033 (the “Milestone 2 Outside Date”); and

•

Milestone 3: $2.50 per Share in cash, upon worldwide Net Sales (as defined below) of at least $4 billion of a CVR Product in a single calendar year (“Milestone 3” and such payment, the “Milestone 3 Payment” and, together with the Milestone 1 Payment and the Milestone 2 Payment, the “Milestone Payments”), if Milestone 3 is achieved on or before December 31, 2035 (the “Milestone 3 Outside Date” and together with the Milestone 1 Outside Date and the Milestone 2 Outside Date, each, a “Milestone Outside Date”).

Milestone 1 can be satisfied through the First Commercial Sale of a CVR Product with an approved indication for the treatment of Stage 4 MASH. Pegozafermin is currently advancing through Phase 3 clinical development, including the ENLIGHTEN-Cirrhosis trial, which was initiated in 2024. 89bio’s ENLIGHTEN-Cirrhosis trial is actively enrolling patients with MASH and compensated cirrhosis (fibrosis stage F4) and is designed to evaluate a weekly dosing regimen of pegozafermin versus placebo. The U.S. Food and Drug Administration (the “FDA”) has granted pegozafermin Breakthrough Therapy Designation, and the European Medicines Agency has granted it Priority Medicines Designation for MASH.

Pegozafermin is also currently being studied in a global, randomized, double-blind, placebo-controlled Phase 3 trial for the treatment of MASH and fibrosis stage F2-F3 (ENLIGHTEN-Fibrosis) and a randomized, double-blind, placebo-controlled global Phase 3 trial for the treatment of severe hypertriglyceridemia (ENTRUST). 89bio’s ENLIGHTEN-Fibrosis trial is actively enrolling patients with MASH and fibrosis stage F2-F3 and is designed to evaluate weekly and every-two-week dosing regimens of pegozafermin versus placebo. 89bio’s ENTRUST trial completed enrolling patients in December 2024 and is designed to evaluate weekly subcutaneous doses of pegozafermin against placebo.

Pegozafermin is currently 89bio’s only product candidate and the outcome, timing and costs of seeking regulatory approval for pegozafermin are subject to a substantial number of risks and uncertainties that may result in it not completing one or more of the ongoing clinical trials or in not achieving marketing approval, including risks that pegozafermin will not receive regulatory approval due to safety, efficacy or durability, including due to potential serious adverse events, that the timeline for regulatory approval may be longer than currently anticipated due to changing requirements by the FDA, and that development will be delayed or discontinued. In addition, assuming pegozafermin obtains regulatory approval, its successful commercialization is subject to additional risks and uncertainties, including those related to obtaining reimbursement, achieving market acceptance (including as a result of the potential market acceptance of direct and indirect competitors), and overcoming other adverse market developments. As a result, there is no assurance that any of the Milestones will be achieved. Further, clinical trials, manufacturing or commercialization of CVR Products could be delayed for reasons outside the control of Parent or its affiliates resulting in a failure to achieve one or more of Milestones by the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, as applicable. While Parent has an obligation to use Commercially Reasonable Efforts (as defined below) as described below, these obligations do not provide any assurance that any Milestones will be achieved.

The rights to payment described above are solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interest in Parent, Offeror or 89bio or their respective affiliates and will not be transferrable except in the limited circumstances described below in “The

Offer—Section 13—The Transaction Documents—CVR Agreement.” The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors under applicable law with respect to the Milestone Payment amounts that may be payable. For more information on the CVR Agreement and CVRs, see “The Offer—Section 13—The Transaction Documents—CVR Agreement.”

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that some or all Milestones described above will not be achieved on or prior to the applicable Milestone Outside Dates, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and only certain of or none of the Milestone Payments with respect to your CVRs. It is not possible to know at this time whether any Milestone Payment will become payable with respect to the CVRs unless and until the applicable Milestone is achieved.

The CVR Agreement requires Parent (directly or through its affiliates) to, and obligate its licensees to, use Commercially Reasonable Efforts (as defined below) to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH. Parent’s obligations to use such Commercially Reasonable Efforts will terminate in full upon the earlier to occur of (i) the achievement of Milestone 1 or (ii) the Milestone 1 Outside Date. Under the terms of the CVR Agreement, Parent’s use of Commercially Reasonable Efforts to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH allows Parent to take into account a variety of factors when determining the efforts it is obligated to devote to such achievement. Because the Commercially Reasonable Efforts obligation in the CVR Agreement is not an absolute obligation to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH (or otherwise to achieve any of the Milestones), actions or omissions by Parent that may be permitted under the Commercially Reasonable Efforts standard may have an adverse effect on the likelihood that the Milestones will be achieved, and consequently on the value, if any, of the CVRs. In addition, Parent is not obligated to use, and is not obligated to obligate its licensees to use, Commercially Reasonable Efforts with respect to the achievement of Milestone 2 or Milestone 3. There can be no assurance that any of the Milestones will be achieved on or prior to the applicable Milestone Outside Dates or that any of the Milestone Payments described above will be made.

“Commercially Reasonable Efforts” is defined in the CVR Agreement as such level of efforts consistent with the efforts that Genentech, Inc. and F. Hoffmann-La Roche Ltd devote to their own internally developed products in a similar area, at the similar stage of development or commercialization, as applicable, with similar market potential, with the right for Parent to take into account any of the following: the existence of other competitive products in the market place or under development; issues of efficacy and safety; the probability of technical success and risk profile; the expected and actual patent and other proprietary position of the product; the legal and regulatory environment and the regulatory approvals involved (including the cost and likelihood of obtaining any such regulatory approval); the anticipated profitability of the product; any governmental charges or levies imposed upon or measured by the import, export, use, manufacture, processing or sale of the product, including customs duties/tariffs; whether the product is subject to a clinical hold, recall or market withdrawal; the benefit of continuing development relative to the benefit of other products being developed by Parent; and other relevant factors, in all instances, without taking into account the obligation to make any Milestone Payments under the CVR Agreement. Product potential (which includes the foregoing factors) may change from time to time based upon changing scientific, legal and regulatory, business and marketing and/or return on investment considerations.

“First Commercial Sale” is defined in the CVR Agreement as the first bona fide commercial sale in a country or jurisdiction to a third party of a CVR Product following marketing approval in such country or jurisdiction by or under authority of Parent (or any of its affiliates, licensees or permitted assignees). Sales prior to the receipt of marketing approval for such CVR Product, such as so-called “treatment IND sales,” “named patient sales,” and “compassionate use sales,” will not be construed as a First Commercial Sale.

If Parent does not achieve Milestone 2 or Milestone 3 prior to the applicable Milestone Outside Date, on the written request of holders of at least 40% of the outstanding CVRs, Parent must provide a written report, certified by an authorized officer of Parent, setting forth with reasonable detail the cumulative Net Sales of CVR Products sold by Parent or any affiliate or licensee of Parent, for a period from the Merger Effective Time until the applicable Milestone Outside Date, on a CVR Product-by-CVR Product basis.

On the written request of holders of at least 40% of the outstanding CVRs provided to Parent within 45 days after delivery of such written report, Parent must permit, and must cause its affiliates to permit, a mutually agreed upon independent accounting firm to have access (subject to certain limitations) to the records of Parent or its affiliates as may be necessary and are requested by the independent accountant to verify the accuracy of such written report and the figures underlying the calculations set forth therein. The independent accounting firm must disclose to the requesting holders its determination as to whether Milestone 2 or Milestone 3, as applicable, was achieved and such additional information as is directly related to its findings. The fees charged by the independent accountant are to be paid by the holders of the CVRs, pro rata according to the number of CVRs held by each holder, unless the audit discloses an underpayment by Parent of 10% or more of the applicable Milestone Payment due, in which case the fees charged by such accounting firm will be borne by Parent.

The audit rights discussed above may not be exercised more than once with respect to the non-achievement of each of Milestone 2 and Milestone 3. Holders of CVRs do not have any such audit rights with respect to Milestone 1.

Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs, except (i) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent pursuant to the CVR Agreement, (ii) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction, (iii) to evidence the succession of another person as successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent pursuant to the CVR Agreement, or (iv) to evidence the assignment of the CVR Agreement by Parent as permitted under the CVR Agreement.

The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 40% of the outstanding CVRs will have the sole right, on behalf of all holders of CVRs, to institute any action or proceeding with respect to the CVR Agreement.

Pegozafermin is currently 89bio’s only product candidate and the outcome, timing and costs of seeking regulatory approval for pegozafermin are subject to a substantial number of risks and uncertainties that may result in it not completing one or more of the ongoing clinical trials or in not achieving marketing approval, including risks that pegozafermin will not receive regulatory approval due to safety, efficacy or durability, including due to potential serious adverse events, that the timeline for regulatory approval may be longer than currently anticipated due to changing requirements by the FDA, and that development will be delayed or discontinued. In addition, assuming pegozafermin obtains regulatory approval, its successful commercialization is subject to additional risks and uncertainties, including those related to obtaining reimbursement, achieving market acceptance (including as a result of the potential market acceptance of direct and indirect competitors), and overcoming other adverse market developments. As a result, there is no assurance that any of the Milestones will be achieved. Further, clinical trials, manufacturing or commercialization of CVR Products could be delayed for reasons outside the control of Parent or its affiliates resulting in a failure to achieve one or more of Milestones by the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, as applicable. While Parent has an obligation to use Commercially Reasonable Efforts, as described above, these obligations do not provide any assurance that any Milestones will be achieved.

See “The Offer—Section 13—The Transaction Documents—CVR Agreement.”

May I transfer my CVRs?

The CVRs will not be transferable by you except:

•	upon your death, by will or intestacy;

•	by instrument to an inter vivos or testamentary trust in which the CVRs are passed to your beneficiaries upon your death;

•	pursuant to a court order (including in connection with a bankruptcy or liquidation);

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

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in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary to the extent allowable by The Depository Trust Company;

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if you are a partnership or limited liability company, a distribution by you to your partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction); or

•	if you abandon the CVRs by transfer to Parent without consideration therefor, via delivery of a written notice of such abandonment to Parent and the Rights Agent.

For more information on the CVRs, see “The Offer—Section 13—The Transaction Documents—CVR Agreement.”

What does the 89bio Board think about the Offer?

The 89bio Board unanimously:

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determined that the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the CVR Agreement, are advisable and fair to, and in the best interests of 89bio and its stockholders;

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approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and approved and declared advisable the CVR Agreement;

•	resolved that the Merger will be effected under Section 251(h) of the DGCL; and

•	resolved to recommend that 89bio’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

89bio will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement and the transactions contemplated thereby by the 89bio Board and 89bio Board’s recommendation that 89bio’s stockholders tender their Shares to Offeror pursuant to the Offer.

See “The Offer—Section 11—Background of the Offer; Contacts with 89bio” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Will a meeting of 89bio’s stockholders be required to approve the Merger?

No. If the Offer is consummated, we do not anticipate seeking the approval of 89bio’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for such stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of 89bio’s stockholders, in accordance with Section 251(h) of the DGCL.

See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.”

Have any of 89bio’s stockholders agreed to tender their Shares?

Yes. Certain entities affiliated with RA Capital have entered into a Support Agreement with Parent and Offeror pursuant to which, among other things, such stockholders have agreed to tender their Shares in the Offer. As of the date of entry into the Support Agreement on September 17, 2025, these Supporting Stockholders owned, in the aggregate, approximately 13.4% of all outstanding Shares. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

How long do I have to tender my Shares in the Offer?

You have until one minute after 11:59 p.m., New York City time, on October 29, 2025 unless the Offer is extended or earlier terminated as permitted by the Merger Agreement, to tender your Shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to the Depositary (as defined herein), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have additional time to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.

When and how will I be paid for my tendered Shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions to the Offer” are satisfied or waived as of the expiration of the Offer, we will pay for all validly tendered and not validly withdrawn Shares promptly after the date of expiration of the Offer (but in no event more than one business day thereafter).

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you, except that, with respect to Section 102 Shares (as defined in the section below titled “Section 13—The Transaction Documents—The Merger Agreement—Israel Tax Ruling”), the purchase price will be deposited with the Depositary for further distribution to, and held in trust by, the 102 Trustee in accordance with Section 102, the Ordinance, and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), each as defined in the section below titled “Section 13—The Transaction Documents—The Merger Agreement—Israel Tax Ruling.” In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares.

Can the Offer be extended and under what circumstances?

Yes. If at the then-scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we may extend the Offer for (i) one or more consecutive periods of not more than ten business days each (or such longer period as Parent and 89bio may agree) in order to permit the satisfaction of such conditions (subject to the right of Parent or Offeror to waive any such condition to the extent permitted under the Merger Agreement) and (ii) any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of the Nasdaq Stock Market (“Nasdaq”) or applicable law. Notwithstanding the foregoing, but except as contemplated by the foregoing clause (ii), Offeror is not permitted, in the absence of 89bio’s prior written consent, to extend the Offer to a date that is more than 40 business days after the initial expiration date of the Offer. See the section titled “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m. New York City time, on the business day after the day on which the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without 89bio’s consent.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you hold your Shares directly as the registered owner (i.e., a stock certificate or book-entry stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein and send it with your stock certificate to Citibank, N.A., the depositary for the Offer (the “Depositary”) or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•

If you hold your Shares directly as the registered owner and your Shares are certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside of the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

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If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

How do I tender Shares that are not represented by a certificate?

If you directly hold book-entry Shares in an account with 89bio’s transfer agent, Equiniti Trust Company, LLC, you should follow the instructions for book-entry transfer of your Shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your book-entry Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your book-entry Shares be tendered.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). In addition, you can withdraw such Shares at any time after November 30, 2025, which is the 60th day after the date of the commencement of the Offer, unless such Shares have been accepted for payment pursuant to the Offer. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you still have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of 89bio-issued warrants, stock options, restricted stock units, performance stock units and/or Shares purchasable under the 89bio, Inc. 2019 Employee Stock Purchase Plan participate in the Offer?

The Offer is only for outstanding shares of common stock of 89bio and not for any 89bio-issued warrants (“Warrants”), options to purchase Shares (“Options”), restricted stock units (“RSUs”), performance stock units (“PSUs”) or Shares purchasable under the 89bio, Inc. 2019 Employee Stock Purchase Plan (as amended from time to time) (“89bio ESPP”).

•

In the Money Warrants – At the Merger Effective Time, each Warrant that is outstanding immediately prior to the Merger Effective Time and has a per Share exercise price that is less than the Closing Amount (each, an “In the Money Warrant”), will automatically be deemed to be exercised into the number of Shares subject to such In the Money Warrant and will be converted automatically into and will represent the right to receive: (i) an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (x) the excess of the Closing Amount over the exercise price of such In the Money Warrant and (y) the number of Shares subject to such In the Money Warrant, plus (ii) one CVR with respect to each Share subject to such In the Money Warrant.

•

Out of the Money Warrants – Each Warrant that is outstanding immediately prior to the Merger Effective Time and has a per Share exercise price that is equal or greater to the Closing Amount (each, an “Out of the Money Warrant”), will automatically be deemed to be exercised into the number of Shares subject to such Out of the Money Warrant and will, upon the Merger Effective Time, be converted automatically into and will represent the right to receive one CVR for each Share subject to such Out of the Money Warrant, and therefore the former holder may become entitled to receive as of the date of payment of the applicable Milestone Payment under the CVR Agreement (any such date, a “Milestone Payment Date”) (to the extent Milestone Payments are paid under the CVR Agreement), an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (i) the number of Shares subject to such Out of the Money Warrant and (ii) the amount, if any, by which (A) the Closing Amount (which, for clarity, includes the Closing Amount even though such amount was not paid with respect to such Out of the Money Warrant) plus the applicable

Milestone Payment plus any other Milestone Payment that previously became due and payable under the CVR Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Out of the Money Warrant) exceeds (B) the exercise price per Share with respect to such Out of the Money Warrant plus the amounts, if any, paid to such former holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. However, if such Out of the Money Warrant has an exercise price that is equal or greater than the Per Share Value Paid (as defined below) as of a Milestone Payment Date, no cash payment will be made in respect thereof as of such Milestone Payment Date. “Per Share Value Paid” means the sum of (1) the Closing Amount, (2) if a Milestone is achieved, the amount per Share in cash to be paid as a Milestone Payment at such Milestone Payment Date under the CVR Agreement and (3) if one or more Milestones have previously been achieved, the aggregate amount per Share in cash previously paid as Milestone Payments under the CVR Agreement prior to such Milestone Payment Date (all amounts in this clause (3) excluding, for the avoidance of doubt, the amount described in clause (2)). The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—89bio Warrants.”

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In the Money Options – As of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any Option holder, each then-outstanding Option, whether vested or unvested, that has an exercise price per Share that is less than the Closing Amount (any such Option, an “In the Money Option”) will be cancelled and, in exchange therefor, each former holder of any such cancelled In the Money Option will be entitled to receive from the Surviving Corporation (as defined below) or a bank or trust designated by Parent and reasonably acceptable to 89bio to act as depository agent and paying agent in the transactions (the “Paying Agent”), as applicable, (i) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the product of: (A) an amount equal to the excess of the Closing Amount over the exercise price per Share with respect to such In the Money Option; and (B) the number of Shares subject to such In the Money Option (such amount, the “Stock Option Cash Consideration”) and (ii) one CVR with respect to each Share subject to such In the Money Option. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—89bio Stock Options.”

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Out of the Money Options – As of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any Option holder, each then-outstanding Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Closing Amount (any such Option, an “Out of the Money Option”) will be cancelled and, in exchange therefor, each former holder of any such cancelled Out of the Money Option which has an exercise price per Share that is less than $20.50 will be entitled to receive from the Surviving Corporation one CVR with respect to each Share underlying such Out of the Money Option, and thereafter, in accordance with the terms of the CVR Agreement, each such former holder may become entitled to receive, as of the applicable Milestone Payment Date, an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the product of (i) the number of Shares subject to such Out of the Money Option and (ii) the amount, if any, by which (A) the Closing Amount plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per Share with respect to such Out of the Money Option plus the amounts, if any, paid to such Option holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. If, as of a Milestone Payment Date, the exercise price of any such Out of the Money Option is equal to or greater than the Per Share Value Paid, no cash payment will be made in respect of such Out of the Money Option as of such Milestone Payment Date. Each Out of the Money Option which has an exercise price that is equal to or greater than $20.50 will be cancelled as of immediately prior to the Merger Effective Time without the receipt of any payment or CVR in respect thereof. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—89bio Stock Options.”

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RSUs and PSUs – As of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any holder of any RSUs and/or PSUs, each then-outstanding RSU (other than, in the event the Merger Effective Time occurs on or prior to December 31, 2026, any RSU granted during the calendar year ending December 31, 2026 to an employee as a long-term equity incentive grant (a “2026 Company RSU”), each of which would be cancelled immediately prior to the Merger Effective Time per the terms of such award), and each then-outstanding PSU that is not then vested (i) will fully vest, and (ii) will be cancelled and converted into the right to receive from the Surviving Corporation or the Paying Agent, as applicable, (A) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the Closing Amount (such amount, the “RSU Cash Consideration” or the “PSU Cash Consideration”, respectively) and (B) one CVR with respect to each Share subject to such RSU and PSU, as the case may be. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—89bio Restricted Stock Units and Performance Stock Units.”

The Merger Agreement provides that Parent will cause the Surviving Corporation to pay the Stock Option Cash Consideration, RSU Cash Consideration and PSU Cash Consideration, as applicable, at or reasonably promptly after (but in no event later than ten business days after) the Effective Time. Stock Option Cash Consideration, RSU Cash Consideration and PSU Cash Consideration payable to current or former employees of 89bio will be made through the payroll or equity award maintenance systems of the Surviving Corporation, without interest and subject to deduction for any required withholding taxes.

In addition, the Merger Agreement provides that any amounts deducted or withheld from the Offer Price, the merger consideration, or any other amounts payable in respect of Shares, Warrants, Options, RSUs, or PSUs pursuant to the Merger Agreement in respect of required withholding taxes will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will 89bio continue as a public company?

If we purchase at least one Share more than 50% of the number of Shares that are issued and outstanding in the Offer and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of Offeror into 89bio as promptly as practicable in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of 89bio pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without 89bio’s consent to) accept Shares for purchase in the Offer nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the applicable provisions of the DGCL, after which the surviving corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. If the Merger takes place, all remaining stockholders (other than 89bio, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive the Offer Price, less any required withholding taxes. See the “Introduction” to this Offer to Purchase and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place between 89bio and Offeror, 89bio stockholders not tendering their Shares in the Offer (other than 89bio, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive cash in an amount equal to the price per Share paid in the Offer, less any required withholding taxes, plus one CVR per Share. If we accept and purchase Shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of 89bio, pursuant to Delaware law and subject to and in accordance with the terms and conditions of the Merger Agreement. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid the Closing Amount earlier if you tender your Shares.

While we intend to consummate the Merger as soon as practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than us. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, 89bio may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, stockholders immediately prior to the Merger Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter lose their appraisal rights (whether by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware in accordance with Section 262 of the DGCL and to receive a cash payment of the “fair value” of their Shares as of the Merger Effective Time as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On September 17, 2025, the last full trading day before we announced the execution of the Merger Agreement, the reported closing sale price of the Shares on Nasdaq was $8.08 per Share. On September 30, 2025, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of the Shares on Nasdaq was $14.70 per Share. The Closing Amount represents a premium of approximately 79% over the unaffected closing price per Share of the Shares on Nasdaq on September 17, 2025. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer or having my Shares exchanged for cash and CVRs pursuant to the Merger?

In general, your exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is some uncertainty. The receipt of the Offer Price might be treated as either an “open transaction” or a “closed transaction” for U.S. federal income tax purposes. The installment method of reporting will not be available with respect to any gain attributable to the receipt of a CVR because the Shares are traded on an established securities market. You should consult your tax advisor about the specific tax consequences to you of exchanging your Shares for cash and CVRs pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 if you are located outside the U.S. or Canada) or email them at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of

89bio, Inc.:

INTRODUCTION

Bluefin Merger Subsidiary, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of 89bio, Inc., a Delaware corporation (“89bio”), for (i) $14.50 per share, in cash, without interest (the “Closing Amount”) less any required withholding taxes, plus (ii) one non-tradeable contingent value right per Share (each, a “CVR”), representing the right to receive certain contingent payments of up to an aggregate amount of up to $6.00 per Share, in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable Milestone Outside Dates (as defined in “The Offer—Section 13—The Transaction Documents”) in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into with a duly qualified rights agent (the “Rights Agent”) mutually agreeable to Parent and 89bio (the Closing Amount plus one CVR, collectively, or any greater amount per Share as may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Offeror, and the terms “you” and “your” refer to stockholders of 89bio.

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of September 17, 2025 (as may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Offeror and 89bio. The Merger Agreement provides that, among other things, following the consummation of the Offer and upon the terms and subject to the satisfaction or waiver of certain conditions and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into 89bio (the “Merger”). Following the Merger, the separate corporate existence of Offeror shall cease, and 89bio will continue as the surviving corporation (the “Surviving Corporation”) in the Merger under the name “89bio, Inc.” as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Shares, each Share issued and outstanding immediately prior to the Merger Effective Time (other than (i) Shares held in the treasury of 89bio or owned by 89bio, Parent, us or any direct or indirect subsidiary of 89bio, Parent or us, or (ii) Shares held by any stockholders who are entitled to and have properly exercised and perfected a demand for appraisal of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price from us, less any required withholding taxes.

The Offer is being made only for outstanding Shares and is not made for any 89bio-issued warrants and pre-funded warrants (each, a “Warrant”), options to purchase Shares (“Options”), restricted stock units (“RSUs”), performance stock units (“PSUs”) or Shares purchasable under the 89bio, Inc. 2019 Employee Stock Purchase Plan (as amended from time to time) (the “89bio ESPP”). The Merger Agreement provides that:

•

at the Merger Effective Time, each Warrant that is outstanding immediately prior to the Merger Effective Time and has a per Share exercise price that is less than the Closing Amount (each, an “In the Money Warrant”), will automatically be deemed to be exercised into the number of Shares subject to such In the Money Warrant and will be converted automatically into and will represent the right to receive: (A) an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (x) the excess of the Closing Amount over the exercise price of such In the Money Warrant and (y) the number of Shares subject to such In the Money Warrant, plus (B) one CVR with respect to each Share subject to such In the Money Warrant;

•	each Warrant that is outstanding immediately prior to the Merger Effective Time and has a per Share exercise price that is equal or greater to the Closing Amount (each, an “Out of the Money Warrant”), will automatically be deemed to be exercised into the number of Shares subject to such Out of the Money Warrant and will, upon the Merger Effective Time, be converted automatically into and will represent the right to receive one CVR for each Share subject to such Out of the Money Warrant, and therefore the former holder may become entitled to receive as of the date of payment of the applicable Milestone Payment under the CVR Agreement (any such date, a “Milestone Payment Date”) (to the extent Milestone Payments are paid under the CVR Agreement), an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (i) the number of Shares subject to such Out of the Money Warrant and (ii) the amount, if any, by which (A) the Closing Amount (which, for clarity, includes the Closing Amount even though such amount was not paid with respect to such Out of the Money Warrant) plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the CVR Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Out of the Money Warrant) exceeds (B) the exercise price per Share with respect to such Out of the Money Warrant plus the amounts, if any, paid to such former holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. However, if such Out of the Money Warrant has an exercise price that is equal or greater than the Per Share Value Paid (as defined below) as of a Milestone Payment Date, no cash payment will be made in respect thereof as of such Milestone Payment Date. “Per Share Value Paid” means the sum of (1) the Closing Amount, (2) if a Milestone is achieved, the amount per share of common stock in cash to be paid as a Milestone Payment at such Milestone Payment Date under the CVR Agreement and (3) if one or more Milestones have previously been achieved, the aggregate amount per share of common stock in cash previously paid as Milestone Payments under the CVR Agreement prior to such Milestone Payment Date (all amounts in this clause (3) excluding, for the avoidance of doubt, the amount described in clause (2)). The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

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as of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any Option holder, each then-outstanding Option, whether vested or unvested, that has an exercise price per Share that is less than the Closing Amount (any such Option, an “In the Money Option”) will be cancelled and, in exchange therefor, each former holder of any such cancelled In the Money Option will be entitled to receive from the Surviving Corporation or the Paying Agent, as applicable, (i) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the product of: (A) an amount equal to the excess of the Closing Amount over the exercise price per Share with respect to such In the Money Option; and (B) the number of Shares subject to such In the Money Option (such amount, the “Stock Option Cash Consideration”) and (ii) one CVR with respect to each share of common stock subject to such In the Money Option;

•

as of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any Option holder, each then-outstanding Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Closing Amount (any such Option, an “Out of the Money Option”) will be cancelled and, in exchange therefor, each former holder of any such cancelled Out of the Money Option which has an exercise price per Share that is less than $20.50 will be entitled to receive from the Surviving Corporation one CVR with respect to each Share underlying such Out of the Money Option, and thereafter, in accordance with the terms of the CVR Agreement, each such former holder may become entitled to receive, as of the applicable Milestone Payment Date, an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the product of (i) the number of Shares subject to such Out of the Money Option and (ii) the amount, if any, by which (A) the Closing Amount plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per Share with respect to such Out of the Money Option plus the amounts, if any, paid to such Option holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. If, as of a Milestone Payment Date, the exercise price of any such Out of the Money Option is equal to or greater than the Per Share Value Paid, no cash payment will be made in respect of such Out of the Money Option as of such Milestone Payment Date. Each Out of the Money Option which has an exercise price that is equal to or greater than $20.50 will be cancelled as of immediately prior to the Merger Effective Time without the receipt of any payment or CVR in respect thereof; and;

•

as of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any holder of any RSUs and/or PSUs, each then-outstanding RSU (other than, in the event the Merger Effective Time occurs on or prior to December 31, 2026, any RSU granted during the calendar year ending December 31, 2026 to an employee as a long-term equity incentive grant (a “2026 Company RSU”), each of which would be cancelled immediately prior to the Merger Effective Time per the terms of such award) and each then-outstanding PSU that is not then vested (i) will fully vest, and (ii) will be cancelled and converted into the right to receive from the Surviving Corporation or the Paying Agent, as applicable, (A) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the Closing Amount (such amount, the “RSU Cash Consideration” or the “PSU Cash Consideration,” respectively) and (B) one CVR with respect to each Share subject to such RSU and PSU, as the case may be.

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As promptly as practicable following the date of the Merger Agreement, 89bio will take all necessary actions to provide that (i) any outstanding offering period(s) under the 89bio ESPP will terminate and a purchase date will occur under the 89bio ESPP upon the earlier to occur of (x) a day prior to the Merger Effective Time or (y) the date on which such offering period(s) would otherwise end; (ii) no individual participating in the 89bio ESPP will be permitted to (A) increase the amount of their rate of payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement, or (B) make separate non-payroll contributions to the 89bio ESPP on or following the date of the Merger Agreement; (iii) no individual who is not participating in the 89bio ESPP as of the date of the Merger Agreement may commence participation in the 89bio ESPP; (iv) the 89bio ESPP will be terminated as of immediately prior to the Merger Effective Time and (v) no new offering period under the 89bio ESPP will commence after the date of the Merger Agreement.

The Merger Agreement also provides that Parent will cause the Surviving Corporation to pay the Stock Option Cash Consideration, RSU Cash Consideration and PSU Cash Consideration, as applicable, at or reasonably promptly after (but in no event later than ten business days after) the Effective Time. Stock Option Cash Consideration, RSU Cash Consideration and PSU Cash Consideration payable to current or former employees of 89bio will be made through the payroll or equity award maintenance systems of the Surviving Corporation, without interest and subject to deduction for any required withholding taxes.

In addition, the Merger Agreement provides that any amounts deducted or withheld from the Offer Price, the merger consideration, or any other amounts payable in respect of Shares, Warrants, Options, RSUs, or PSUs pursuant to the Merger Agreement in respect of required withholding taxes will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

According to 89bio, as of the close of business on September 24, 2025, the most recent practicable date, there were (a) 155,567,271 Shares issued and outstanding, (b) no Shares held by 89bio in its treasury, (c) 4,728,204 Shares subject to issuance upon the exercise of outstanding Warrants, (d) 1,112,546 Shares subject to issuance upon the exercise of lender’s conversion rights under 89bio’s outstanding term loan facility, (e) 11,910,932 Shares subject to issuance pursuant to outstanding and unexercised Options, (f) 1,868,560 Shares subject to issuance pursuant to outstanding RSUs, (g) 305,000 Shares subject to issuance pursuant to outstanding

PSUs, (h) 3,246,812 Shares reserved for future issuance under the 89bio ESPP and (i) 1,851,473 Shares were reserved for future issuance under the 89bio 2019 Amended and Restated Equity Incentive Plan (as amended from time to time) and the 89bio Amended and Restated 2023 Inducement Plan (as amended from time to time) (collectively, the “89bio Stock Plans”) (including upon exercise of the Options). Assuming no additional Shares are issued prior to the expiration of the Offer, we anticipate that the Minimum Condition would be satisfied if approximately 77,783,637 Shares are validly tendered and not validly withdrawn pursuant to the Offer. If the Minimum Condition (as defined in this section below) is satisfied and the Offeror accepts for payment the Shares tendered pursuant to the Offer, the Merger will be effected, without a vote of 89bio’s stockholders, pursuant to Section 251(h) of the DGCL. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents.”

Under no circumstances will interest be paid on the Offer Price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

Concurrently with its entry into the Merger Agreement, each Parent and Offeror entered into the Support Agreement with the Supporting Stockholders, pursuant to which each such Supporting Stockholder agreed, among other things, to tender the Shares beneficially owned by it in the Offer. The Supporting Stockholders may withdraw their Shares from the Offer if the Support Agreement is terminated in accordance with its terms. As of the date of entry into the Support Agreement on September 17, 2025, the Supporting Stockholders owned, in the aggregate, approximately 13.4% of all outstanding Shares. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

The Offer is conditioned upon, among other things, (i) there being validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL) and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares owned by Offeror and its “affiliates” (as such term is defined in Section 251(h) of the DGCL) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL)), represents at least one Share more than 50% of the number of Shares that are issued and outstanding at the time Offeror accepts such tendered Shares for payment (such time, the “Offer Acceptance Time” and such condition related to the number of Shares tendered, the “Minimum Condition”); (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) (and any extensions thereof) applicable to the acquisition by Offeror of Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated (the “Regulatory Condition”); (iii) no law or judgment, order, injunction, rule or decree (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental entity of competent jurisdiction (a “Restraint”) in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer and no governmental entity of competent jurisdiction having instituted (or notifying Parent, Offeror or 89bio in writing that it intends to institute) any legal proceeding that would be (or would reasonably be expected to impose) a Restraint on the making of the Offer or the consummation of the Offer or the Merger, or that would be (or would reasonably be expected to impose) a Burdensome Condition (as defined in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights”) (collectively, the “No Restraints Condition”); and (iv) the Merger Agreement not having been validly terminated in accordance with its terms (the “Merger Agreement Condition”). The Offer is not conditioned upon Parent or Offeror obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Stockholder Approval; Appraisal Rights” (collectively, the “Offer Conditions”).

Offeror expressly reserves the right, in its sole discretion, to increase the Offer Price, to waive any condition to the Offer or to modify any of the other terms or conditions of the Offer, except that, unless otherwise provided by the Merger Agreement, without the consent of 89bio, Offeror may not:

•	reduce the Offer Price;

•	change the form of consideration payable in the Offer (other than by adding consideration);

•	reduce the number of Shares sought to be purchased in the Offer;

•	waive or change the Minimum Condition or the Merger Agreement Condition;

•	add to the Offer Conditions;

•	extend the expiration date of the Offer (other than in accordance with the Merger Agreement as described under “Extensions of the Offer” below);

•

provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the regulations promulgated thereunder, the “Exchange Act”);

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL; or

•

modify any of the Offer Conditions or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay, or impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

See “The Offer—Section 13—The Transaction Documents—The Merger Agreement” for a more detailed description of the Merger Agreement.

The Offer will expire one minute after 11:59 p.m., New York city time, on October 29, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”

The board of directors of 89bio (the “89bio Board”) has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the CVR Agreement, are advisable and fair to, and in the best interests of, 89bio and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and approved and declared advisable the CVR Agreement; (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that 89bio’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

89bio will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the 89bio Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

Tendering stockholders who are record owners of their Shares and who tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”), will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash and CVRs pursuant to the Offer. However, if the tendering stockholder does not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is included in the Letter of Transmittal (or other applicable form), such stockholder may be subject to backup withholding at the rate specified in the Internal Revenue Code of 1986, as amended (the “Code”) (currently 24%), on the gross proceeds payable to such stockholder. See “The Offer—Section 3—Procedures for Tendering Shares—Backup U.S. Federal Income Tax Withholding.” Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees or commissions. We will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We currently intend, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the Offer Conditions, to consummate the Merger pursuant to the Merger Agreement without a vote of or any further action by the stockholders of 89bio. Following the Merger, the directors of Offeror will be the directors of 89bio.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of 89bio’s stockholders. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for such stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the satisfaction or waiver of the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of 89bio’s stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.”

This Offer to Purchase does not constitute a solicitation of proxies, and Offeror is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Offeror consummates the Offer, Offeror will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of or any further action by the stockholders of 89bio.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND BOTH DOCUMENTS SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Subject to the terms of the Offer and the Merger Agreement (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of the Offer Conditions, we will accept for payment, pay for and acquire, promptly after the Expiration Time (as defined below), all Shares validly tendered in accordance with the procedures set forth in “Section 3—Procedures for Tendering Shares” and not validly withdrawn in accordance with the procedures set forth in “Section 4—Withdrawal Rights”, on or prior to the Expiration Time. The Offer will expire one minute after 11:59 p.m., New York City time, on October 29, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available without the consent of 89bio.

The Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions set forth in “Section 15—Conditions to the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in the section titled “Section 13—The Transaction Documents—The Merger Agreement—Termination” occur. Notwithstanding any other term of the Offer or the Merger Agreement, we will not be required to, and Parent will not be required to cause us to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time or if the Offer is terminated prior to the consummation of the Offer.

Pursuant to the terms of the Merger Agreement, if at the Expiration Time, any condition to the Offer has not been satisfied or waived, to the extent waivable in accordance with the Merger Agreement, we may extend the Offer for (i) one or more consecutive increments of up to ten business days each (or such longer period as Parent and 89bio may mutually agree) in order to permit the satisfaction of such conditions (subject to the right of Parent or Offeror to waive any such condition to the extent permitted under the Merger Agreement) and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of the Nasdaq Stock Market (“Nasdaq”) or any law that is applicable to the Offer. Notwithstanding the foregoing, but except as contemplated by the foregoing clause (ii), Offeror is not permitted, in the absence of 89bio’s prior written consent, to extend the Offer to a date that is more than 40 business days after the initial expiration date of the Offer. See the section titled “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.” In the event that the Merger Agreement is validly terminated, we will promptly (and in any event within one business day), irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated in accordance with the Merger Agreement prior to the Offer Acceptance Time, we will promptly return, or cause any depositary acting on our behalf to return, all tendered Shares to the tendering stockholders.

If we extend the period of time during which the Offer is open, are delayed in our acceptance for payment of or payment for the Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, our ability to delay the payment for the Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, tendering stockholders may withdraw tendered shares at any time after November 30, 2025, which is the 60th day after the date of the commencement of the Offer, unless such shares have been accepted for payment pursuant to the Offer.

Offeror also reserves the right, in its sole discretion, to increase the Offer Price, to waive any condition to the Offer or to modify any of the other terms or conditions of the Offer, except that, unless otherwise provided by the Merger Agreement, 89bio’s consent is required for Offeror to (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) waive or change the Minimum Condition or the Merger Agreement Condition, (v) add to the Offer Conditions, (vi) extend the expiration date of the Offer (other than in accordance with the Merger Agreement as described under “Extensions of the Offer” below), (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the regulations promulgated thereunder, the “Exchange Act”), (viii) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL, or (ix) modify any of the Offer Conditions or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay, or impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Offeror or Parent, we will promptly notify 89bio’s securityholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

If we make a material change to the terms of the Offer or the information concerning the Offer or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the terms or information changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, on or prior to the Expiration Time, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are acquired pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. New York City time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC, although we expressly disclaim any obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

As soon as practicable after the consummation of the Offer, we expect to complete the Merger without a vote of the stockholders of 89bio pursuant to Section 251(h) of the DGCL and without a “subsequent offering period” (as defined in Rule 14d-1 under the Exchange Act).

89bio has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of the Offer Conditions, we will accept for payment, pay for and acquire promptly after the Expiration Time, all Shares validly tendered in accordance with the procedures set forth in “Section 3—Procedures for Tendering Shares” and not validly withdrawn in accordance with the procedures set forth in “Section 4—Withdrawal Rights,” on or prior to the Expiration Time. For information with respect to the Offer Conditions and other approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, see the sections titled “Section 15—Conditions to the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights.” For a description of our rights and obligations to extend or amend the Offer, or terminate the Offer without purchasing any Shares, see the sections titled “Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” and “Section 13—The Transaction Documents—The Merger Agreement—Termination.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as the tendering stockholder’s agent for the purpose of receiving payments from us and transmitting such payments to such stockholder. With respect to the Section 102 Shares (as defined in the section below titled “Section 13—The Transaction Documents—The Merger Agreement—Israel Tax Ruling”), the purchase price will be deposited with the Depositary for further distribution to, and held in trust by, the 102 Trustee in accordance with Section 102 of the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), each as defined in the section below titled “Section 13—The Transaction Documents—The Merger Agreement—Israel Tax Ruling.” Upon the deposit of such funds with the Depositary, Offeror’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary (or, with respect to Section 102 Shares, to the 102 Trustee) for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account pursuant to the procedures set forth in the section titled “Section 3—Procedures for Tendering Shares,” (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. For a description of the procedure for tendering Shares pursuant to the Offer, see the section titled “Section 3—Procedures for Tendering Shares.”

For the purposes of the Offer, we will be deemed to have accepted for payment Shares validly tendered and not validly withdrawn when, as and if we give oral or written notice of our acceptance to the Depositary. Upon the terms and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amount thereof with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders.

At or prior to the Offer Acceptance Time, Parent will execute the CVR Agreement with the Rights Agent governing the terms of the CVRs. Neither we nor Parent will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see the section titled “Section 13—The Transaction Documents—CVR Agreement.”

Under no circumstances will we pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If we do not accept for payment any Shares tendered in the Offer for any reason, or if the tendering stockholder submits certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account maintained at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “Section 3—Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC), promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of Parent’s or our affiliates the right to acquire Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice tendering stockholders’ rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the DTC or (ii) you must comply with the guaranteed delivery procedures set forth below. “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation stating that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

The method of delivery of Shares, including through the DTC, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Direct Registration Account

If you hold your Shares in a book-entry or direct registration account maintained by 89bio’s transfer agent (and not through a financial institution that is a participant in the system of the DTC), in order to validly tender your Shares you must deliver the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Time.

Book-Entry Delivery

The Depositary has established or will establish an account or accounts with respect to the Shares for the purposes of the Offer at DTC. Any financial institution that is a participant in DTC’s system may deliver Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at DTC, either the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, in any case, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Time for a valid tender of Shares by book-entry transfer or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees

Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”).

Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered and such registered holder has not completed the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates or stock powers guaranteed by any Eligible Institution as provided in the Letter of Transmittal as described above. See Instructions 1 and 5 of the Letter of Transmittal. If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of the certificates.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within one Nasdaq trading day after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Notwithstanding any other provision of this Offer, payment for the Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a book-entry confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) in the case of certificates for the Shares, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or (iii) in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Under no circumstances will we pay interest on the Offer Price of Shares, regardless of any extension of the Offer or any delay in making such payment.

The method of delivery of Shares, including through the DTC, and all other required documents, is at the election and sole risk of the tendering stockholder, and delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

Tender Constitutes Binding Agreement

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that (i) such stockholder owns the Shares being tendered, (ii) such stockholder has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message) and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless the tendering stockholder provides the Depositary with such stockholder’s correct taxpayer identification number and certifies that such stockholder is not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal (or other applicable form) or otherwise establish an exemption from backup withholding. Tendering stockholders who are non-U.S. persons generally will not be subject to backup withholding if such stockholders certify their foreign status on the applicable IRS Form W-8. See the section titled “Section 5—Certain U.S. Federal Income Tax Consequences.”

Appointment of Proxy

By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder’s attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of such stockholder’s rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by the tendering stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of such stockholder’s voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of 89bio’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding (subject to the right of tendering stockholders of Shares to challenge our determination in a court of competent jurisdiction). We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to the rights of tendering stockholders of Shares to challenge our determination under applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after November 30, 2025, which is 60 days after the date of the commencement of the Offer, as explained below.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that the tendering stockholder duly exercises withdrawal rights as described in this Section 4.

For the tendering stockholder’s withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. If certificates representing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates to the Depositary, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the DTC to be credited with the withdrawn Shares. Withdrawals of tendered Shares may not be rescinded, and Shares validly withdrawn will no longer be considered validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

The method for delivery of any documents related to a withdrawal is at the election and sole risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion sets forth certain anticipated material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger. This discussion does not address any aspect of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or description of all potential U.S. federal income tax consequences of the exchange Shares pursuant to the Offer or the Merger, and does not address all tax consequences that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not address the U.S. federal estate and gift, U.S. state and local, or foreign tax consequences of the Offer and the Merger, nor the effects of the Medicare contribution tax on net income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. This discussion is based upon the Code, the Treasury Regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this Offer. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. No rulings have been or will be sought from the IRS concerning the tax consequences of the Offer or the Merger. This discussion will not be binding on the IRS or any court. As such, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger described herein, or that any such contrary position would not be sustained.

This discussion addresses only those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and assumes that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be completed in accordance with the Merger Agreement and as further described in this Offer. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances or that may be applicable to a holder that is subject to special treatment under the U.S. federal income tax laws, including:

•	a bank, insurance company or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an entity or arrangement treated for U.S. federal income tax purposes as a partnership, an S corporation or other pass-through entity (or an investor in such an entity or arrangement);

•	a mutual fund, regulated investment company or real estate investment trust;

•	a personal holding company;

•	a dealer or broker in stocks and securities or currencies;

•	a trader in securities that elects the mark-to-market method of accounting;

•

a holder of Shares that received shares through the exercise of an employee stock option, a restricted stock unit, through a tax qualified retirement plan or otherwise as compensation (including any restricted Shares);

•	a holder of Shares subject to special tax accounting rules as a result of any item of gross income with respect to the Shares being taken into account in an applicable financial statement;

•	a U.S. Holder (as defined below) that has a functional currency other than the U.S. dollar;

•	a “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid U.S. federal income tax;

•	a holder of Shares that holds Shares as part of a hedge, straddle, constructive sale, conversion or other risk or reduction strategy or integrated transaction;

•	a holder of Shares that exercises dissenters’ rights;

•	a retirement plan or account;

•	a cooperative;

•	a person that owns (or is deemed to own) 5% or more of the outstanding Shares;

•	an entity subject to the U.S. anti-inversion rules;

•	a holder whose Shares constitute qualified small business stock within the meaning of Section 1202 of the Code; or

•	a U.S. expatriate.

If a partnership (including an entity or arrangement, domestic or non-U.S., treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, then the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding Shares and partners therein should consult their tax advisors regarding the consequences of the Offer and the Merger.

THIS DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF SHARES. WE URGE BENEFICIAL OWNERS OF SHARES TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER OR THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING U.S. FEDERAL ESTATE, GIFT AND OTHER NON-INCOME TAX CONSEQUENCES, AND TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN TAX LAWS, INCLUDING POSSIBLE CHANGES IN SUCH LAWS.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual who is (or is treated as) a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its worldwide income from all sources; or

•

a trust if (i) (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) a valid election is in effect under applicable Treasury Regulations for such trust to be treated as a United States person.

General.

An exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder of Shares recognizes, and the timing and potentially the character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. The receipt of the Offer Price might be treated as either an “open transaction” or a “closed transaction” for U.S. federal income tax purposes. The installment method of reporting will not be available with respect to any gain attributable to the receipt of a CVR because the Shares are traded on an established securities market.

Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable.

The following sections discuss the tax consequences of the Offer or the Merger if the receipt of the Offer Price is treated as an open transaction or, alternatively, as a closed transaction. U.S. Holders are urged to consult their own tax advisors with respect to the tax considerations relating to the CVRs. Although the parties to the CVR Agreement intend to treat receipt of the CVRs as an open transaction for U.S. federal income tax purposes, there is no legal authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of “open transaction” treatment and other possible characterizations of the receipt of a CVR, and no assurances can be provided in this regard.

Under either “open” or “closed” transaction treatment, gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares surrendered in the Offer or the Merger (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term capital gain if the Shares were held for more than one year before such disposition. For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of both long-term and short-term capital loss is subject to certain limitations.

Treatment as Open Transaction.

If the receipt of the Offer Price is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder should generally recognize capital gain for U.S. federal income tax purposes in the year of the Offer or the Merger if and to the extent the Closing Amount received upon the closing of the Offer or the Merger (the “Closing”) exceeds such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger. However, a U.S. Holder may not recognize loss for U.S. federal income tax purposes in the year of the Offer or the Merger even if such adjusted tax basis exceeds the Closing Amount received upon the Closing.

The fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger. Instead, a U.S. Holder would take no tax basis in the CVRs but would, subject to the imputed interest rules discussed below, recognize capital gain as payments with respect to the CVRs are made or deemed made in accordance with the U.S. Holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the CVRs), together with the Closing Amount received upon Closing, exceeds such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger. Subject to the imputed interest rules discussed below, a U.S. Holder who does not receive Offer Price at least equal to such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger should recognize a capital loss in the year that the U.S. Holder’s right to receive further payments under the CVR terminates (e.g., when Milestone Payment 3 becomes due, the Milestone Outside Date lapses without achieving the Milestones, or, possibly, if the U.S. Holder abandons its CVRs).

A cash payment to a U.S. Holder pursuant to a CVR would be treated as additional consideration for the Shares. A portion of the payments made pursuant to the CVR Agreement may be treated as imputed interest, which would be ordinary income to the U.S. Holder of a CVR. The imputed interest amount would equal the excess of the amount of the CVR payment over its present value at the Closing, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include in its taxable income imputed interest in accordance with such U.S. Holder’s regular method of accounting. The portion of the payment pursuant to a CVR that is not treated as imputed interest would generally be treated as a payment received in connection with the sale of Shares, as discussed above.

Treatment as Closed Transaction.

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder should generally recognize capital gain or loss for U.S. federal income tax purposes upon the Closing equal to the difference between (x) the sum of (i) the Closing Amount received upon the Closing and (ii) the fair market value (determined as of the Closing) of the CVRs received, and (y) such U.S. Holder’s adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger. The proper method to determine the fair market value of a CVR is not clear. Parent and its affiliates and 89bio do not intend to obtain or report any valuation of the CVRs that may be used by U.S. Holders for this purpose.

Under such treatment, a U.S. Holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the Closing, and the holding period of the CVRs will begin on the day following the date of the Closing.

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis in a CVR. It is possible that a holder may not be able to recover its adjusted tax basis in a CVR until the last payment on the CVR is made. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest (as described above under “Treatment as Open Transaction”).

The U.S. federal income tax treatment of the CVRs is not certain. There is no legal authority directly addressing the U.S. federal income tax consequences of the receipt of CVRs (or cash payments in accordance with the terms of the CVR Agreement), and holders of Shares are urged to consult their tax advisors regarding the tax treatment of the issuance of the CVRs and any future payments under the CVR Agreement. Neither Parent nor 89bio intends to seek a ruling from the IRS regarding the tax treatment of the CVRs. Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, holders of Shares are urged to consult their tax advisors concerning the recognition, timing and character of any gain or loss resulting from the Offer or Merger, including the receipt of the CVRs in the Offer or Merger, the tax consequences of the receipt of cash payments under the CVR Agreement after the Offer or Merger.

Information Reporting and Backup Withholding.

A U.S. Holder may be subject to information reporting. In addition, all payments to which a U.S. Holder would be entitled pursuant to the Offer or the Merger (including amounts received in respect of CVRs) will be subject to backup withholding at the statutory rate unless such holder (i) is an exempt recipient (and, when required, demonstrates this fact); or (ii) provides a taxpayer identification number (a “TIN”) and certifies, under penalty of perjury, that the U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding and possible penalties. With respect to the CVRs, a U.S. Holder will be required to provide the Rights Agent with an IRS Form W-9. If a U.S. Holder does not provide a correct TIN, such U.S. Holder may be subject to backup withholding (currently 24%) and penalties imposed by the IRS.

Any amount paid as backup withholding does not constitute an additional tax and will be creditable against a U.S. Holder’s U.S. federal income tax liability, provided the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a U.S. Holder may obtain a refund by filing a U.S. federal income tax return in a timely manner. U.S. Holders are urged to consult their tax advisors as to qualifications for exemption from backup withholding and the procedure for obtaining the exemption.

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Merger will reflect only the cash amounts paid to the U.S. Holder in the Offer or the Merger and not the fair market value of the U.S. Holder’s interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Merger. In addition, any IRS Form 1099-B a U.S. Holder receives with respect to payments on the CVRs will reflect the entire amount of the CVR payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year the Merger. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Merger. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

Determining the actual tax consequences of the Offer or the Merger to U.S. Holders may be complex. They will depend on your specific situation and on factors that are not within the control of us, Parent or 89bio. U.S. Holders are strongly urged to consult with their own tax advisors regarding the tax consequences of the Offer and the Merger to the U.S. Holder, including the effects of U.S. federal, state and local, foreign and other tax laws.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to a Non-U.S. Holder. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

General.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer or the Merger generally will not be subject to U.S. federal income tax, unless:

•

the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9, and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty); or

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.

Generally, if payments are made to a Non-U.S. Holder with respect to CVRs, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower rate under an applicable income tax treaty) of the portion of any such payments treated as imputed interest (as described above under “Treatment as Open Transaction”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a lower rate of withholding under an applicable income tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents. As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Parent or its withholding agent may be required to withhold additional amounts on payments with respect to the CVRs.

Information Reporting, Backup Withholding and FATCA.

Information reporting and backup withholding will generally apply to payments made pursuant to the Offer or the Merger to a Non-U.S. Holder (including amounts received in respect of CVRs) effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Copies of applicable information returns reporting such payments and any withholding may also be made available to the tax authorities in the Non-U.S. Holder’s country in which such holder resides under the provisions of an applicable treaty or agreement. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. A Non-U.S. Holder must generally submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to its exempt foreign status in order to qualify as an exempt recipient. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or the Depositary or Rights Agent has actual knowledge, or reason to know, that a Non-U.S. Holder is a U.S. person.

Any amount paid as backup withholding does not constitute an additional tax and will be creditable against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is given to the IRS in a timely manner. If backup withholding results in an overpayment of tax, a Non-U.S. Holder may obtain a refund by filing a U.S. federal income tax return in a timely manner. Non-U.S. Holders are urged to consult their tax advisors as to qualifications for exemption from backup withholding and the procedure for obtaining the exemption.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), the Rights Agent (or another applicable withholding agent) will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs paid to a “foreign financial institution” (as defined under FATCA) reported as imputed interest, or possibly the entire CVR payment depending on the U.S. federal income tax treatment of the receipt of the CVRs, unless such foreign financial institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such financial institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. FATCA withholding currently applies to payments of dividends and interest. The Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In the preamble to such proposed regulations, the Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SHARES. HOLDERS OF SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH FOR THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER UNDER ANY U.S. FEDERAL, STATE OR LOCAL, FOREIGN OR OTHER TAX LAWS.

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on Nasdaq under the symbol “ETNB.” The following table sets forth the high and low intraday sales prices per Share on Nasdaq with respect to the periods indicated, as reported in published financial sources:

	High	Low
	($)
Fiscal Year Ended December 31, 2023
First Quarter	18.03	10.28
Second Quarter	22.93	14.03
Third Quarter	19.89	14.33
Fourth Quarter	16.09	6.58
Fiscal Year Ended December 31, 2024
First Quarter	16.63	7.47
Second Quarter	11.58	7.00
Third Quarter	9.99	7.18
Fourth Quarter	10.72	6.43
Fiscal Year Ending December 31, 2025
First Quarter	11.84	5.99
Second Quarter	10.70	4.16
Third Quarter (through September 30, 2025)	15.06	7.84

On September 17, 2025, the last full trading day before we announced the execution of the Merger Agreement, the reported closing sale price of the shares on Nasdaq was $8.08 per share. On September 30, 2025, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of the shares on Nasdaq was $14.70 per share. Please obtain a recent market quotation for the Shares before deciding whether or not to tender your Shares.

89bio has never declared or paid any dividends on its Shares. The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Merger Effective Time and the valid termination of the Merger Agreement, subject to certain exceptions, 89bio may not declare, set aside or pay any dividend, whether payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity securities. Accordingly, 89bio is not expected to declare or pay any cash dividends during the pendency of the Merger Agreement or prior to completion of the Offer and the Merger.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of 89bio’s stockholders. The parties have agreed, and the Merger Agreement requires, that, subject to the satisfaction or waiver of the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of 89bio’s stockholders, in accordance with Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of 89bio’s common stock will be held by Parent.

Possible Effects of the Offer on the Market for the Shares

If the Offer is successful, there will be no market for the Shares because we intend to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after consummation of the Offer on the date of consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq if, among other things, 89bio no longer meets the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares.

If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent, if any, of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. Parent will seek to cause the delisting of the Shares on Nasdaq as promptly as practicable after the Merger Effective Time.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon notice to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of 89bio subject to registration, would substantially reduce the information required to be furnished by 89bio to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act no longer applicable to 89bio, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions. Furthermore, the ability of “affiliates” of 89bio and persons holding “restricted securities” of 89bio to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. We intend to seek to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning 89bio

The information concerning 89bio contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC (which may be obtained as described below under “—Additional Information”) and other public sources and is qualified in its entirety by reference thereto. None of Parent, Offeror, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by 89bio to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Offeror, the Information Agent or the Depositary.

The following description of 89bio and its business has been taken from 89bio’s Quarterly Report on Form 10-Q for the period ended June 30, 2025 (the “89bio 10-Q”), and is qualified in its entirety by reference to the 89bio 10-Q and is based on information provided by 89bio.

89bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for the treatment of liver and cardio-metabolic diseases. Since 89bio’s inception, its operations have focused on organizing and staffing the company, raising capital, acquiring its initial product candidate, pegozafermin, and licensing certain related technology, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. 89bio does not have any products approved for sale and has not generated any revenue from product sales.

89bio’s lead product candidate, pegozafermin, is a specifically engineered glycoPEGylated analog of fibroblast growth factor 21 (FGF21). Pegozafermin is currently being developed for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), formerly nonalcoholic steatohepatitis (NASH), and for the treatment of severe hypertriglyceridemia. MASH, a severe form of metabolic dysfunction-associated steatotic liver disease (formerly nonalcoholic fatty liver disease), is characterized by liver inflammation and fibrosis, potentially progressing to cirrhosis, liver failure, hepatocellular carcinoma and death.

89bio is a Delaware corporation that was formed in June 2019 to carry on the business of 89Bio Ltd., which was incorporated in Israel in January 2018. Its principal executive offices are located at 655 Montgomery Street, Suite 1500, San Francisco, California 94111, and its telephone number is (415) 432-9270.

Additional Information

89bio is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read any such reports, statements or other information at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9.	Certain Information Concerning Offeror and Parent

We are a Delaware corporation incorporated on September 15, 2025, with principal executive offices at Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. The telephone number of our principal executive offices is (650) 225-6728. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Parent is a Delaware corporation, with principal executive offices at Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. The telephone number of its principal executive offices is (650) 225-6728. Parent is an indirect subsidiary of Roche Holding Ltd, which through its subsidiaries (collectively, “Roche”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics. Founded in 1896 in Basel, Switzerland, as one of the first industrial manufacturers of branded medicines, Roche has grown into the world’s largest biotechnology company and the global leader in in-vitro diagnostics. Roche pursues scientific excellence to discover and develop medicines and diagnostics for improving and saving the lives of people around the world. Roche is a pioneer in personalised healthcare and wants to further transform how healthcare is delivered to have an even greater impact. To provide the best care for each person Roche partners with many stakeholders and combines its strengths in Diagnostics and Pharma with data insights from the clinical practice. For over 125 years, sustainability has been an integral part of Roche’s business. As a science-driven company, Roche’s greatest contribution to society is developing innovative medicines and diagnostics that help people live healthier lives. Roche is committed to the Science Based Targets initiative and the Sustainable Markets Initiative to achieve net zero by 2045. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Offeror and certain other information are set forth on Schedule I hereto. Neither Parent nor Offeror is an affiliate of 89bio.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Offeror, Parent and, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Offeror or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of 89bio; (ii) none of Offeror, Parent and, to Offeror’s and Parent’s knowledge after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of 89bio during the past 60 days; (iii) none of Offeror, Parent and, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of 89bio (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Offeror, Parent, their respective subsidiaries or, to Offeror’s and Parent’s knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and 89bio or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Offeror, Parent, their respective subsidiaries or, to Offeror’s and Parent’s knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and 89bio or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Offeror or Parent nor, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Offeror, or Parent nor, to Offeror’s and Parent’s knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash plus one non-tradeable contingent value right per Share representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates, (ii) we, through Roche Holding Ltd and its controlled affiliates, will have sufficient funds to acquire all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the closing of the Offer, (iii) consummation of the Offer is not subject to any financing condition, and (iv) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price (including the cash that may be payable pursuant to the CVRs) in the Merger.

While, for the reasons stated above, we do not believe our financial condition or the financial condition of Parent to be relevant to your decision whether to tender your Shares, you should consider the following financial matters in respect of the CVRs in connection with your decision whether to tender your Shares: (i) the financial condition of Parent or the Surviving Corporation could deteriorate such that we would not have the necessary cash or cash equivalents to make the required payments under the Merger Agreement and the CVR Agreement, (ii) holders of CVRs will have no greater rights against Parent and the Surviving Corporation than those accorded to general unsecured creditors of Parent the Surviving Corporation under applicable law, (iii) the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations, and (iv) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Corporation’s other subsidiaries.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, Parent and Offeror have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, as well as other information filed by Parent and Offeror with the SEC, are available at the SEC’s web site at http://www.sec.gov.

10.	Source and Amount of Funds

Based upon 89bio’s filings with the SEC and more recent information provided to us by 89bio, we estimate that we will need approximately $2.4 billion to acquire 89bio pursuant to the Offer and the Merger to pay amounts payable in respect of outstanding Warrants, Options, PSUs, RSUs and Shares purchasable under the 89bio ESPP, to pay related fees and expenses, and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. In addition, we estimate that we will need approximately $1.0 billion to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestones are achieved on or prior to the applicable outside dates on the terms set forth in the CVR Agreement. Parent and Offeror expect to fund the payments to be made at or prior to the Merger Effective Time with cash on hand. Parent and Offeror anticipate funding Milestone Payments with cash on hand, with funds obtained from issuances under Parent’s commercial paper program, which would be guaranteed by Roche Holding Ltd, or with funds provided by Roche Holding Ltd and its controlled affiliates from their general corporate funds, either as a capital contribution or as an intercompany loan. The terms of any such intercompany loan have not yet been determined. Neither we nor Roche Holding Ltd have any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or the funding thereof.

11.	Background of the Offer; Contacts with 89bio

Background of the Offer

As part of the continuous evaluation of its businesses and plans, Roche regularly considers a variety of strategic options and potential transactions. In recent years, Roche has evaluated various alternatives for expanding its pharmaceuticals business, including entering into collaboration and licensing arrangements and acquiring pharmaceutical or biotechnology companies.

In connection therewith, on March 28, 2023, following outreach to Parent by Moelis & Company LLC (“Moelis”), a financial advisor to 89bio, to assess Parent’s interest in a potential collaboration for pegozafermin, Genentech, Inc., an affiliate of Parent, entered into a mutual non-disclosure agreement with 89bio (as amended, the “Confidentiality Agreement”) to facilitate the exchange of certain confidential information for evaluating the parties’ interest in a potential transaction. The Confidentiality Agreement was subsequently amended on March 10, 2025 to extend the term thereof. The Confidentiality Agreement does not contain a standstill provision.

At the January 2024 J.P. Morgan Healthcare Conference, representatives of 89bio met with representatives of Parent. From March through August 2024, Parent conducted further diligence and, on June 28, 2024, received access to a limited, manufacturing-only virtual data room (“VDR”). Discussions with Parent continued through September 2024. At the January 2025 J.P. Morgan Healthcare Conference, representatives of 89bio met with representatives of Parent to provide program updates.

On January 27, 2025, Akero Therapeutics, Inc. reported positive clinical trial results from a Phase 2b clinical trial in patients with compensated cirrhosis (fibrosis stage F4) due to MASH. Shortly thereafter, representatives of Parent conveyed that Akero Therapeutics, Inc.’s data were a positive indicator for the FGF21 class of therapeutics and that Parent wished to assemble a cross-functional team to engage in diligence with the intent of exploring a potential collaboration with 89bio.

On February 16, 2025, Parent delivered a list of team members to 89bio for VDR access together with an initial list of diligence topics. On February 20, 2025, 89bio provided further VDR access to Parent. In late February and early March 2025, Parent requested and held topic-specific diligence sessions with 89bio and sought to schedule on-site visits to certain manufacturing partners. 89bio and Genentech, Inc. extended the Confidentiality Agreement on March 10, 2025, as described above, and Parent continued to conduct due diligence activities thereafter.

On March 7, 2025, Parent first proposed to representatives of Moelis the potential to structure a strategic relationship regarding the pegozafermin program as an exclusive license, which it reiterated to representatives of

Moelis on March 17, 2025. On March 28, 2025, Parent informed Moelis that it would pause its overall due diligence efforts in the near term to focus its due diligence efforts on the manufacturing strategy for the pegozafermin program, which determination was subsequently confirmed via a management-to-management email on April 3, 2025 followed by a call between representatives of 89bio and representatives of Parent on the same day and an additional management-to-management meeting on April 18, 2025. Throughout April 2025, representatives of 89bio continued discussions with representatives of Parent regarding the manufacturing of pegozafermin and risk mitigation strategies related thereto.

In late May 2025, representatives of Parent informed representatives of 89bio that Parent wished to continue overall program diligence and move forward with more targeted manufacturing-related diligence, including site visits of certain of 89bio’s manufacturing service providers. Subsequently, on June 12, 2025, representatives of 89bio and Parent met to discuss due diligence plans and the potential structure of a strategic relationship, including with respect to the scope of sharing of rights in a collaboration structure. During that meeting, 89bio’s management noted a preference for a collaboration arrangement rather than the exclusive license structure that Parent had previously proposed. Parent reiterated continuing high interest in the pegozafermin program. 89bio’s management also noted that providing Parent with manufacturing site access would depend on the specifics of any proposal from Parent.

On June 13, 2025, representatives of Centerview Partners LLC (“Centerview”), a financial advisor to 89bio, and Moelis had a call with Boris Zaïtra, Head of Corporate Business Development at Parent. During the discussion, the representatives of Centerview and Moelis indicated that an acquisition proposal would be preferable relative to a collaboration if the parties were to pursue a strategic transaction.

On June 24, 2025, during an industry conference in Europe, Rohan Palekar, Chief Executive Officer of 89bio, discussed the status of Parent’s ongoing diligence, as well as the structure of any potential proposal from Parent with Marc Buser, Head of M&A at Parent. Mr. Palekar informed Mr. Buser that an acquisition proposal would be preferable relative to a collaboration. Later the same day, a representative of Centerview met with Mr. Buser and reiterated the message regarding 89bio’s preference for an acquisition proposal.

On July 2, 2025, senior representatives of Parent and 89bio held a video conference during which Parent indicated that it intended to conduct further due diligence on the manufacturing strategy for pegozafermin. Parent also indicated that it had engaged Citigroup Global Markets Inc. (“Citi”) as financial advisor and Sidley Austin LLP (“Sidley”) as legal counsel.

On July 7, 2025, in a video conference between the management teams of 89bio and Parent, Mr. Buser confirmed that Parent intended to submit a formal initial proposal to acquire 89bio. This proposal was subsequently confirmed in a written non-binding indication of interest, reflecting an offer price of $13.00 per share in cash (the “July 7 Proposal”), delivered that same day.

On July 8, 2025, Mr. Palekar called Mr. Buser and conveyed that the July 7 Proposal was insufficient to merit further engagement with respect to an acquisition of 89bio. Mr. Palekar also expressed to Mr. Buser the 89bio Board’s confidence in 89bio’s standalone prospects. Mr. Palekar did not provide formal guidance or a counterproposal, but agreed to allow Parent to conduct previously-scheduled manufacturing site visits later that month with the understanding that Parent would be in a position to improve upon the July 7 Proposal.

Between July 10, 2025 and July 16, 2025, Parent conducted manufacturing site visits for 89bio’s two manufacturing service providers.

On July 15, 2025, representatives from 89bio met with representatives from Parent regarding certain intellectual property and tax diligence items.

On July 17, 2025, Mr. Palekar had a call with Mr. Buser and conveyed further feedback from the 89bio Board on the July 7 Proposal. Mr. Palekar provided the feedback that the current offer was insufficient and a price per Share in the twenties may be more amenable. Mr. Buser provided updates on certain diligence items, including the manufacturing site visits, manufacturing strategy and tax diligence and the consequent implications for value.

On July 30, 2025, Mr. Palekar had a call with Mr. Buser and Mr. Buser conveyed Parent’s revised proposal to acquire 89bio at an offer price of $14.00 per share in cash with a non-tradeable CVR to receive $2.00 per share upon the first sale of pegozafermin for the treatment of Stage 4 MASH by December 31, 2029 (the “July 30 Proposal”), which proposal was subsequently confirmed in a written non-binding indication of interest delivered that same day.

On August 1, 2025, representatives from Centerview and Moelis had a call with representatives from Citi to discuss the terms of the July 30 Proposal. Representatives from Centerview and Moelis reiterated guidance that Mr. Palekar had provided to Mr. Buser. Representatives from Citi indicated minimal further room on the upfront portion of the offer. On August 4, 2025, Mr. Palekar had a call with Mr. Buser and conveyed the 89bio Board’s feedback on the July 30 Proposal, particularly that the 89bio Board expected to see additional upfront value and additional CVR value in any revised proposal from Parent, which would need to have an aggregate per share value in excess of $20.00. Mr. Buser indicated that he would discuss a revised proposal internally at Parent.

On August 12, 2025, representatives from Citi had a call with representatives from Centerview and continued to discuss price perspectives. Representatives from Centerview noted an increase in the upfront consideration in the range of 89bio’s IPO price would be more likely to be accepted and requested earlier events to trigger the CVR payments. Representatives from Citi conveyed that Parent expected certain intellectual property diligence questions to be answered prior to making any additional proposals. Such questions were subsequently addressed by 89bio’s management.

On August 25, 2025, Mr. Palekar had a call with Mr. Buser and Mr. Buser conveyed Parent’s revised proposal to acquire 89bio at an offer price of $14.50 per share in cash with a non-tradeable CVR to receive $2.00 per share upon achievement of the first sale of pegozafermin for the treatment of Stage 4 MASH by December 31, 2029, $1.00 per share upon achievement of $3 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2033 and $2.00 per share upon achievement of $4 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2035 (the “August 25 Proposal”), which proposal was subsequently confirmed in a written non-binding indication of interest delivered that same day. On the same day, Parent also sent a draft exclusivity agreement with a request for a 28-day exclusivity period.

On August 27, 2025, representatives from Centerview and Moelis had a call with representatives from Citi, to emphasize the importance of additional upfront consideration relative to the longer-dated CVRs. Representatives from Citi provided the feedback that there will likely not be a further increase in the upfront consideration, but further negotiation regarding the long-term CVRs represented a more fruitful path to a deal.

Also on August 27, 2025, Mr. Palekar conveyed to Mr. Buser that feedback regarding the August 25 Proposal would be communicated by Centerview and Moelis to Citi. Later that day, representatives from Centerview had a further call with representatives from Citi and conveyed the 89bio Board’s feedback on the August 25 Proposal and requested that Parent provide an improved offer by August 29, 2025 and that Parent’s improved offer should include a $0.50 increase to each CVR amount, and the outside date of the CVR milestone related to the first sale of pegozafermin for the treatment of Stage 4 MASH should be extended. The representatives of Citi indicated that there may be an ability to adjust the August 25 Proposal with respect to the CVRs, but no improvement was likely on the upfront value.

On August 29, 2025, Mr. Palekar had a call with Mr. Buser and Mr. Buser conveyed Parent’s “best and final” proposal to acquire 89bio at an offer price of $14.50 per share in cash with a non-tradeable CVR to receive $2.00 per share upon achievement of the first sale of pegozafermin for the treatment of Stage 4 MASH by

March 31, 2030, $1.50 per share upon achievement of $3 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2033 and $2.50 per share upon achievement of $4 billion in annual global net sales of pegozafermin for the treatment of MASH in fibrosis stage F2, F3 and F4 by December 31, 2035 (the “August 29 Proposal”), which proposal was subsequently confirmed in a written non-binding indication of interest delivered that same day.

Also on August 29, 2025, Mr. Palekar had a call with Mr. Buser and conveyed that the 89bio Board expected to have the outside date extended by another quarter to June 30, 2030 for the CVR milestone related to the first sale of pegozafermin for the treatment of Stage 4 MASH. Mr. Buser did not agree to an extension of the outside date to June 30, 2030, because the August 29 Proposal had already extended the outside date for such CVR milestone to March 31, 2030, but noted that Parent remained open to further discussion.

Also on August 29, 2025, representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), 89bio’s outside legal counsel, and Sidley exchanged updated drafts of the exclusivity agreement. The exclusivity agreement, which provided for a 25-day exclusivity period, was executed later that day. VDR access was subsequently provided to Parent and its representatives to facilitate confirmatory due diligence.

Later that day, representatives of Gibson Dunn shared a draft of the Merger Agreement with representatives of Sidley. The draft contemplated, among other things: (a) a two-step structure where Merger Sub would commence a tender offer to acquire all of the outstanding shares of common stock of 89bio followed by a merger of Merger Sub with and into 89bio pursuant to Section 251(h) of the DGCL; (b) a non-solicitation provision, which would restrict 89bio from soliciting alternative acquisition proposals during the interim period, subject to certain exceptions; (c) the ability of 89bio to terminate the Merger Agreement to enter into a Superior Proposal; and (d) a termination fee, payable by 89bio in certain circumstances, equal to 2.0% of 89bio’s implied equity value in the potential transaction. The draft also expressly provided that Parent would use best efforts to obtain approvals required by U.S. antitrust authorities, including an express requirement to divest assets in the event that U.S. antitrust authorities required remedies of Parent under the HSR Act in order to complete the transaction. In addition, representatives of Gibson Dunn shared a draft of the CVR Agreement with representatives of Sidley, which contemplated the payment by Parent to stockholders of 89bio the following payments upon achievement of certain commercial milestones: (i) a payment of $2.00 per share of common stock of 89bio upon the achievement of the first commercial sale of pegozafermin for the treatment of Stage 4 MASH on or prior to June 30, 2030; (ii) a payment of $1.50 per share of common stock 89bio upon the achievement of at least $3 billion of annual net sales of pegozafermin on or prior to December 31, 2033; and (iii) a payment of $2.50 per share of common stock 89bio upon the achievement of at least $4 billion of annual net sales of pegozafermin on or prior to December 31, 2035.

On September 1, 2025, representatives from Citi had a call with representatives from Centerview on the status of the mark-up of definitive agreements and discussed arranging a call to discuss between advisors and principals.

On September 5, 2025, Parent and its advisors held a call with 89bio’s senior management and its representatives to provide an update on the status of Parent’s due diligence review.

Later that day, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the Merger Agreement, which contemplated, among other things: (a) tender and support agreements would be delivered by certain major stockholders of 89bio; (b) increasing the termination fee payable by 89bio to 3.5% of 89bio’s implied equity value in the potential transaction; and (c) Parent would use reasonable best efforts to obtain approvals required by U.S. antitrust authorities, which expressly did not include any divestiture obligations. In addition, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the CVR Agreement, which contemplated the payment by Parent to stockholders of 89bio the following payments upon achievement of certain commercial milestones: (i) a payment of $2.00 per Share upon the achievement of the first commercial sale of pegozafermin for the treatment of Stage 4 MASH on or prior to March 31, 2030; (ii) a payment of

$1.50 per Share upon the achievement of at least $3 billion of annual net sales of pegozafermin on or prior to December 31, 2033; and (iii) a payment of $2.50 per Share upon the achievement of at least $4 billion of annual net sales of pegozafermin on or prior to December 31, 2035.

On September 9, 2025, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the Merger Agreement, which contemplated, among other things: (a) a tender and support agreement would only be delivered by RA Capital; (b) lowering the termination fee payable by 89bio to 3.0% of 89bio’s implied equity value in the potential transaction; (c) accepting the divestitures standard proposed by Parent; and (d) a reverse termination fee, payable by Parent in certain circumstances if antitrust approvals were not obtained, of 10.0% of the total Merger Consideration, including the payments under the CVR Agreement. In addition, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the CVR Agreement.

On September 10, 2025, Parent and its advisors held a call with 89bio’s senior management and its representatives regarding certain due diligence matters. Also on September 10, 2025, Mr. Palekar and Mr. Buser had a call to discuss the status of the transaction documentation and the communications strategy regarding the proposed transaction.

Also on September 10, 2025, representatives of Gibson Dunn sent representatives of Sidley a draft of 89bio’s disclosure schedules that corresponded with the Merger Agreement.

On September 11, 2025, representatives of Sidley sent representatives of Gibson Dunn a draft of the form of tender and support agreement to be executed in connection with the Merger Agreement.

On September 12, 2025, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the Merger Agreement, which contemplated, among other things: (a) tender and support agreements would be delivered by certain major stockholders; (b) increasing the termination fee payable by 89bio to 3.3% of 89bio’s implied equity value in the potential transaction; and (c) accepting the reverse termination fee payable by Parent, but lowering the amount to be equal to the termination fee payable by 89bio. In addition, representatives of Sidley sent representatives of Gibson Dunn a revised draft of the CVR Agreement.

Later that day, representatives of Sidley and representatives of Gibson Dunn held a meeting to discuss open items in the transaction documentation.

On September 13, 2025, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the Merger Agreement, which contemplated, among other things: (a) a tender and support agreement would only be delivered by RA Capital; (b) reserving on the termination fee, payable by 89bio in certain circumstances; (c) accepting the divestitures standard proposed by Parent; and (d) increasing the reverse termination fee payable by Parent to 7.5% of 89bio’s implied equity value in the proposed transaction. In addition, representatives of Gibson Dunn sent representatives of Sidley a revised draft of the CVR Agreement.

On September 15, 2025, representatives of 89bio, Parent, Gibson Dunn and Sidley held a meeting to discuss open items in the Merger Agreement and the CVR Agreement.

On September 16, 2025, Mr. Palekar had a call with Mr. Buser to discuss the remaining open items in the transaction agreements.

Over the next several days, representatives of Gibson Dunn and Sidley finalized drafts of the definitive agreements, including the parties’ agreement on the following terms: (a) a tender and support agreement would only be required to be delivered by RA Capital; (b) the termination fee payable by 89bio in certain circumstances would be equal to 3.3% of 89bio’s implied equity value in the proposed transaction; and (c) the reverse termination fee payable by Parent in certain circumstances would be equal to the termination fee payable by 89bio.

On September 17, 2025, representatives from Parent and Sidley conveyed certain final diligence requests to representatives from 89bio and Gibson Dunn, to which 89bio provided responses later that day.

Also on September 17, 2025 Mr. Palekar had a call with Mr. Buser to discuss the remaining open items in the transaction agreements. Following the 89bio Board meeting, on the evening of September 17, 2025, 89bio and Parent executed and delivered the Merger Agreement, including the final form of CVR Agreement attached thereto.

Before the opening of trading on Nasdaq on September 18, 2025, 89bio and Parent each issued a press release to announce the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price.

12.	Purpose of the Offer; Plans for 89bio

The purpose of the Offer and the Merger is for Parent, through us, to acquire control of, and the entire equity interest in, 89bio. The Offer, as the first of two steps in the acquisition of 89bio, is intended to facilitate the acquisition of all of the issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding capital stock of 89bio not acquired pursuant to the Offer or otherwise and to cause 89bio to become a wholly owned subsidiary of Parent.

We currently intend, as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Offeror immediately prior to the Merger Effective Time will be the directors of 89bio as the Surviving Corporation, and the officers of Offeror immediately prior to the Merger Effective Time will be the officers of 89bio as the Surviving Corporation. See “Section 13—The Transaction Documents—The Merger Agreement—The Merger.”

If you sell your Shares in the Offer, you will cease to have any equity interest in 89bio or any right to participate in its earnings and future growth (other than with respect to the Milestone Payments). If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in 89bio. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of 89bio.

Roche Holding Ltd and Parent intend to conduct a comprehensive review of 89bio’s business, operations, capitalization and management. Accordingly, we are not in a position to discuss specific plans and timelines at this time. However, we do plan to preserve the stability of 89bio’s San Francisco site for the foreseeable future, as well as its R&D expertise and manufacturing know-how. We will work through the governance structure of 89bio after closing of the transactions contemplated by the Merger Agreement, collaboratively with 89bio’s leadership. Roche Holding Ltd and Parent, together with the management of 89bio, will review how to most effectively collaborate across the value chain, with a joint objective to enhance innovation, accelerate projects and address unmet medical needs. As part of the planning process taking place following the execution of the Merger Agreement for the post-closing integration of 89bio and Parent, Parent is considering the retention of certain executive officers of 89bio and, in connection therewith, may commence discussions with such officers following the closing of the Merger regarding new retention arrangements. Parent may also make proposals regarding retention arrangements for certain other non-executive officer employees of 89bio prior to the closing of the Merger. There can be no assurance that any parties will reach an agreement on any terms, or at all.

If, for any reason following completion of the Offer, the Merger is not consummated, Parent, Offeror and their affiliates reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Offeror has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving 89bio or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the 89bio Board or management, (iii) any material change in 89bio’s capitalization or dividend policy, (iv) any other material change in 89bio’s corporate structure or business, (v) any class of equity securities of 89bio being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of 89bio becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement may not contain all of the information that is important to you, and is qualified in its entirety by reference to the Merger Agreement, a copy of which Offeror has included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. We encourage you to read the Merger Agreement carefully and in its entirety. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Offeror, 89bio or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Roche Holding Ltd’s or 89bio’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Offeror, 89bio or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and 89bio publicly file. Offeror acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Offer to Purchase not misleading.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Offeror has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than October 1, 2025) for all of the Shares at a purchase price of (i) $14.50 per Share, in cash, without interest less any required withholding taxes, plus (ii) one non-tradeable CVR representing the right to receive certain contingent payments of up to an aggregate of $6.00 per Share in cash, without interest less any required withholding taxes, upon the achievement of the specified milestones on or prior to the applicable Milestone Outside Dates, on the terms and subject to the other conditions set forth in the CVR Agreement. Offeror’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Regulatory Condition, and the satisfaction or waiver of the other conditions set forth in

“Section 15—Conditions to the Offer.” Offeror expressly reserves the right, in its sole discretion, to increase the Offer Price, to waive any condition to the Offer or to modify any of the other terms or conditions of the Offer, except that, unless otherwise provided by the Merger Agreement, without the prior written consent of 89bio, it will not:

•	reduce the Offer Price;

•	change the form of consideration payable in the Offer (other than by adding consideration);

•	reduce the number of Shares sought to be purchased in the Offer;

•	waive or change the Minimum Condition or the Merger Agreement Condition;

•	add to the Offer Conditions;

•	extend the expiration date of the Offer (other than in accordance with the Merger Agreement as described under “Extensions of the Offer” below);

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act;

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL; or

•

modify any of the Offer Conditions or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay, or impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Extensions of the Offer

If at the then-scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, Offeror may extend the Offer for (i) one or more consecutive periods of not more than ten business days each (or such longer period as Parent and 89bio may agree) in order to permit the satisfaction of such conditions (subject to the right of Parent or Offeror to waive any such condition to the extent permitted under the Merger Agreement) and (ii) any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules and regulations of Nasdaq or applicable law. Notwithstanding the foregoing, but except as contemplated by the foregoing clause (ii), Offeror is not permitted, in the absence of 89bio’s prior written consent, to extend the Offer to a date that is more than 40 business days after the initial expiration date of the Offer. In the event that the Merger Agreement is validly terminated, we will promptly (and in any event within one business day), irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated in accordance with the Merger Agreement prior to the Offer Acceptance Time, we will promptly return, or cause any depositary acting on our behalf to return, all tendered Shares to the tendering stockholders.

The Merger Agreement obligates Offeror, subject to the satisfaction or waiver of the conditions set forth in “Section 15—Conditions to the Offer,” to accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable (and in any event within one business day) after the Expiration Time.

The Merger

As soon as practicable following the consummation of the Offer on the date of consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Offeror will merge with and into 89bio, and 89bio will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not acquired pursuant to the Offer (other than Shares owned by 89bio, Parent, us or any subsidiary of 89bio, Parent or us, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent the right to receive the Offer Price.

The certificate of incorporation of 89bio as in effect immediately prior to the Merger Effective Time will be amended and restated in its entirety by virtue of the Merger at the Merger Effective Time so that it reads to be the same as the certificate of incorporation of Offeror as in effect immediately prior to the Merger Effective Time, except that (i) all references therein to Offeror will be automatically amended to become references to the Surviving Corporation, (ii) the provisions naming the initial director(s) or incorporator(s) of Offeror will be omitted and (iii) the certificate of incorporation will be amended to comply with Section 6.11 of the Merger Agreement. The bylaws of 89bio as in effect immediately prior to the Merger Effective Time will be amended and restated in their entirety at the Merger Effective Time so that they read to be the same as the bylaws of Offeror as in effect immediately prior to the Merger Effective Time, except that (i) all references therein to Offeror will be automatically amended to become references to the Surviving Corporation and (ii) the bylaws will be amended to comply with Section 6.11 (Directors’ and Officers’ Indemnification, Exculpation and Insurance) of the Merger Agreement. The directors and officers of Offeror immediately prior to the Merger Effective Time will be the directors and officers of 89bio as the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

The Merger Agreement provides the Merger will be governed by Section 251(h) of the DGCL and will be effected following the consummation of the Offer without a vote of 89bio’s stockholders.

89bio Warrants

The Merger Agreement provides that (i) each In the Money Warrant that is outstanding immediately prior to the Merger Effective Time will automatically be deemed to be exercised into the number of Shares subject to such In the Money Warrant and will be converted automatically into and will represent the right to receive: (A) an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (x) the excess of the Closing Amount over the exercise price of such In the Money Warrant and (y) the number of Shares subject to such In the Money Warrant, and (B) one CVR with respect to each Share subject to such In the Money Warrant; and (ii) any Out of the Money Warrant that is outstanding immediately prior to the Merger Effective Time will automatically be deemed to be exercised into the number of Shares subject to such Out of the Money Warrant and will, upon the Merger Effective Time, be converted automatically into, and will represent the right to receive one CVR for each Share subject to such Out of the Money Warrant, and therefore the former holder may become entitled to receive as of the applicable Milestone Payment Date (to the extent Milestone Payments are paid under the CVR Agreement), an amount in cash, without interest and subject to deduction for required withholding taxes, equal to the product of (i) the number of Shares subject to such Out of the Money Warrant; and (ii) the amount, if any, by which (A) the Closing Amount (which, for clarity, includes the Closing Amount even though such amount was not paid with respect to such Out of the Money Warrant) plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the CVR Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Out of the Money Warrant) exceeds (B) the exercise price per Share with respect to such Out of the Money Warrant plus the amounts, if any, paid to such former holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. However, if such Out of the Money Warrant has an exercise price that is equal or greater than the Per Share Value Paid as of a Milestone Payment Date, no cash payment will be made in respect thereof as of such Milestone Payment Date. The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

89bio Stock Options

The Merger Agreement provides that as of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any Option holder (i) each then-outstanding In the Money Option, whether vested or unvested, will be cancelled and, in exchange therefor, each former holder of any such cancelled In the Money Option will be entitled to receive from the Surviving Corporation or the Paying Agent, as applicable, (A) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), the Stock Option Cash Consideration and (B) one CVR with respect to each share of common stock subject to such In the Money Option and (ii) each Out of the Money Option, whether vested or unvested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Out of the Money Option which has an exercise price per Share that is less than $20.50 will be entitled to receive from the Surviving Corporation or the Paying Agent, as applicable, one CVR with respect to each Share underlying such Out of the Money Option, and thereafter, in accordance with the terms of the CVR Agreement, each such former holder may become entitled to receive, as of each Milestone Payment Date, an amount in cash, without interest and subject to deduction for any required withholding taxes, equal to the product of (i) the number of Shares subject to such Out of the Money Option and (ii) the amount, if any, by which (A) the Closing Amount plus the applicable Milestone Payment plus any other Milestone Payments that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per Share with respect to such Out of the Money Option plus the amounts, if any, paid to such Option holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. If, as of any Milestone Payment Date, the exercise price of any Out of the Money Option is equal to or greater than the Per Share Value Paid as of such Milestone Payment Date, no cash payment will be made in respect of such Out of the Money Option as of such Milestone Payment Date. Each Out of the Money Option which has an exercise price that is equal to or greater than $20.50 will be cancelled as of immediately prior to the Merger Effective Time without any payment or CVR in respect thereof.

89bio Restricted Stock Units and Performance Stock Units

The Merger Agreement provides that as of immediately prior to the Merger Effective Time, and conditioned upon the occurrence of the Merger Effective Time and without any action on the part of any holder of any RSUs and/or PSUs, each then-outstanding RSU (other than, in the event the Merger Effective Time occurs on or prior to December 31, 2026, any 2026 Company RSU, each of which would be cancelled immediately prior to the Merger Effective Time per the terms of such award) and each then-outstanding PSU that is not then vested (i) will fully vest and (ii) will be cancelled and converted into the right to receive from the Surviving Corporation or the Paying Agent, as applicable, (A) at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), the RSU Cash Consideration or the PSU Cash Consideration, as applicable and (B) one CVR with respect to each Share subject to such RSU or PSU, as the case may be.

89bio ESPP

The Merger Agreement provides that as promptly as practicable following the date of the Merger Agreement, 89bio will take all necessary actions to provide that (i) any outstanding offering period(s) under the 89bio ESPP will terminate and a purchase date will occur under the 89bio ESPP upon the earlier to occur of (x) a day prior to the Merger Effective Time or (y) the date on which such offering period(s) would otherwise end; (ii) no individual participating in the 89bio ESPP will be permitted to (A) increase the amount of their rate of payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement, or (B) make separate non-payroll contributions to the 89bio ESPP on or following the date of the Merger Agreement; (iii) no individual who is not participating in the 89bio ESPP as of the date of the Merger Agreement may commence participation in the 89bio ESPP; (iv) the 89bio ESPP will be terminated as of immediately prior to the Merger Effective Time and (v) no new offering period under the 89bio ESPP will commence after the date of the Merger Agreement.

Representations and Warranties

In the Merger Agreement, 89bio has made customary representations and warranties to Parent and Offeror that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or a confidential disclosure letter that 89bio delivered to Parent and Offeror in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) organization, standing and power; (ii) capital stock; (iii) authority; (iv) no conflict, consents and approvals; (v) SEC reports and financial statements; (vi) no undisclosed liabilities; (vii) certain information in the Schedule

14D-9; (viii) absence of certain changes or events; (ix) litigation and orders; (x) compliance with laws; (xi) benefit plans; (xii) labor matters; (xiii) environmental matters; (xiv) taxes; (xv) contracts; (xvi) FDA and regulatory matters; (xvii) insurance; (xviii) real property; (xix) intellectual property; (xx) privacy and data protection; (xxi) state takeover statutes and anti-takeover provisions; (xxii) Section 251(h) of the DGCL; (xxiii) affiliate transactions; (xxiv) brokers; (xxv) opinions of financial advisors; (xxvi) international trade laws and anti-bribery; (xxvii) no other Parent or Offeror representations or warranties; and (xxviii) access to information of Parent and Offeror. In the Merger Agreement, Parent and Offeror have made customary representations and warranties to 89bio that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) organization, standing and power; (ii) authority; (iii) no conflict, consents and approvals; (iv) certain information in the Schedule TO; (v) litigation and orders; (vi) ownership and operations of Offeror; (vii) financing; (viii) vote/approval required; (ix) ownership of Shares; (x) brokers; (xi) no other 89bio representations or warranties; and (xii) access to information of 89bio and its subsidiaries.

The representations and warranties will not survive the consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Merger Effective Time and the valid termination of the Merger Agreement, except (i) as expressly required or permitted by the Merger Agreement, (ii) as disclosed in the confidential disclosure letter that 89bio delivered to Parent and Offeror in connection with the execution of the Merger Agreement, (iii) as required by applicable law or any order issued by a governmental entity (including any public health measure), or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), 89bio will, and will cause each of its subsidiaries to, (A) conduct its business in the ordinary course and (B) use its commercially reasonable efforts to preserve substantially intact its current business organization, keep available the services of its officers and key employees by means of implementing certain specified compensation-related actions, and maintain satisfactory relations and goodwill with material suppliers, landlords, customers, licensors, licensees, governmental entities and other persons having material business relationships with 89bio.

In addition, during the same period, except (i) as expressly required by the Merger Agreement, (ii) as disclosed in the confidential disclosure letter that 89bio delivered to Parent and Offeror in connection with the execution of the Merger Agreement, (iii) as required by applicable law or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), neither 89bio nor any of its subsidiaries will, subject to certain exceptions:

•	amend or otherwise change or permit the adoption of any amendment to its organizational documents;

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issue, deliver, sell, grant, pledge, dispose of or encumber (or authorize the issuance, deliverance, sale, grant, pledge, disposal or encumbrance of) (x) any shares of capital stock or other equity security of 89bio or any of its subsidiaries, (y) any option, call, warrant or right to acquire any capital stock or other equity security of 89bio or any of its subsidiaries or (z) any instrument convertible into or exchangeable for any capital stock or other equity security of 89bio or any of its subsidiaries, except pursuant to (A) the exercise or settlement of any equity awards or Warrants, in each case, outstanding as of the date of the Merger Agreement and in accordance with the terms of such equity awards or Warrants, as applicable, or (B) any exercise of the lender’s conversion rights under 89bio’s outstanding term loan facility, in accordance with the terms thereof as of the date of the Merger Agreement;

•	amend or otherwise modify any of the terms of any outstanding equity awards or Warrants;

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declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity securities (except for any dividend or distribution paid in cash from a direct or indirect wholly owned subsidiary of 89bio to 89bio or to another direct or indirect wholly owned subsidiary of 89bio);

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adjust, split, combine, redeem, repurchase or otherwise acquire, reacquire or offer to acquire or redeem any shares of capital stock or other securities of 89bio or its subsidiaries (except in connection with the cashless exercises or similar transactions pursuant to the exercise or settlement of Warrants or the outstanding equity awards as of the date of the Merger Agreement (or permitted to be granted under the Merger Agreement after the date thereof) in accordance with the terms thereof as of the date of the Merger Agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of the capital stock or other securities of 89bio or any of its subsidiaries;

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(A) acquire (whether by merger, consolidation, share exchange, business combination, amalgamation, liquidation, dissolution, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares, acquisition of stock or assets or otherwise, or any similar transaction) any corporation, partnership or other business organization or division thereof or any assets or equity interests of any other person, in each case, other than purchases of inventory, equipment and other assets in the ordinary course of business that involve a purchase price not in excess of $500,000 individually or $1,500,000 in the aggregate (or, from and after March 17, 2026, $1,000,000 individually or $2,500,000 in the aggregate); or (B) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets or property of 89bio or any of its subsidiaries, or lease or license any right or other asset or property of 89bio or any of its subsidiaries to any other person, except in each case for rights, assets, or properties (x) that do not have a fair market value in excess of $500,000 individually or $1,500,000 in the aggregate (or, from and after March 17, 2026, $1,000,000 individually or $2,500,000 in the aggregate) or (y) leased, licensed (in the case of intellectual property, only to the extent such license is non-exclusive) or disposed of by 89bio in the ordinary course of business or required pursuant to existing contracts;

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other than in the ordinary course of business, enter into, materially amend or terminate (other than expiration in accordance with its terms), or waive any material right, remedy or default under any Material Contract (as defined in the Merger Agreement) or any contract that would have been a Material Contract if in effect on the date of the Merger Agreement;

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(A) make any loans, advances or capital contributions to, or investments in, any other person (other than a direct or indirect wholly-owned subsidiary of 89bio or advances to employees of 89bio or any of its subsidiaries in the ordinary course of business pursuant to 89bio’s business expense policy), (B) incur any indebtedness for borrowed money or issue any debt securities or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person, in each case, other than (1) a guaranty by 89bio of existing indebtedness on behalf of its direct or indirect wholly-owned subsidiaries and (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs issued, made or entered into in the ordinary course of business;

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except as required by applicable law or any employee benefit plan or employee agreement in effect as of the date of the Merger Agreement, or for the reallocation of benefits among 89bio’s employee benefits plans in a manner that would not result in any increase in cost or expense, or any increased liability or obligation, to 89bio and its subsidiaries, take any action to accelerate rights under any employee benefit plan or employee agreement or other plan or arrangement that would be an employee benefit plan or employee agreement if in effect as of the date of the Merger Agreement, grant or pay any bonus or make any profit-sharing payment to, promote or change the title of any employee or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any employee or terminate any employee without cause (except that 89bio may: (A) provide routine salary increases to any employee entitled to receive annual cash compensation (including salary and target annual cash bonus opportunity) of $175,000 or less in the ordinary course of business and in connection with 89bio’s customary employee review process (provided any such increase will not result in increased costs to 89bio or any of its subsidiaries in any calendar year of more than 2.5% in the aggregate for all such increases or 5% for an increase with respect to an individual employee); (B) subject to the increase limitation in clause (A), promote or change the title of any employee in the ordinary course of business and in connection with 89bio’s customary employee review process; (C) enter into written employee agreements with newly hired employees; (D) amend the employee benefit plans or employment agreements to the extent required by applicable law; (E) make customary bonus and profit-sharing payments in accordance with, and as required by, an employee benefit plan or employee agreement existing on the date of the Merger Agreement; and (F) terminate the employment of any employee entitled to receive annual cash compensation (including salary and target annual cash bonus opportunity) of $175,000 or less in the ordinary course of business without cause);

•	implement or adopt any material change in its methods of accounting or accounting practices, except as required by changes after the date of the Merger Agreement in SEC accounting rules or GAAP;

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compromise, settle or agree to settle (or cause any insurer to pay, discharge, compromise, settle or satisfy), any legal proceeding (including any legal proceeding related to the Merger Agreement or the transactions contemplated thereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of money damages not in excess of $500,000 individually or $1,500,000 in the aggregate (or, from and after March 17, 2026, $1,000,000 individually or $2,500,000 in the aggregate), or commence any legal proceeding, except in connection with a breach or alleged breach of the Merger Agreement, any of the other transactions contemplated thereby or between 89bio, on the one hand, and Parent and/or Offeror, on the other hand, with respect to routine collection of bills, or the enforcement of rights under a Material Contract that is not related to 89bio’s owned or in-licensed intellectual property;

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enter into any contract that would explicitly impose any material restriction on the right or ability of 89bio or any of its subsidiaries or, from and after the Merger Effective Time, Parent and its affiliates: (A) to compete with any other person, (B) to acquire any product or other asset or any services from any other person, (C) to perform services for or sell products to any other person, (D) to transact business with any other person, or (E) to operate at any location in the world, in each case, other than contracts that contain covenants that prohibit Parent or any of its subsidiaries from using any trade names other than Parent’s or its subsidiaries’ trade names;

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make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or short-term investments, to become subject to any liens (other than permitted liens or in connection with equipment financing in the ordinary course of business);

•	hire any employee that would be entitled to receive annual cash compensation (including salary and target annual cash bonus) of $200,000 or more;

•	effectuate a “plant closing,” “mass layoff,” or similar action that would require notice under the Worker Adjustment Retraining Notification Act of 1988 or any similar state or local law;

•	enter into any collective bargaining or similar labor agreement;

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make or change any material tax election, change any annual and material tax accounting period, adopt or change any material method of tax accounting, enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. applicable law), extend the statute of limitations relating to material taxes with any governmental entity (other than automatic extensions obtained in the ordinary course of business), take any material position on a tax return inconsistent with a position taken on a tax return previously filed, amend any material tax return, initiate any voluntary disclosure process, settle or, compromise any material tax claim or assessment, affirmatively surrender any right to claim a material tax refund, or enter into any material contract (other than in the ordinary course of business) or request any material ruling from any governmental entity relating to taxes;

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incur any capital expenditure or any obligations, liabilities or indebtedness in respect thereof, except for any capital expenditures incurred following the date of the Merger Agreement in an amount not to exceed $500,000 in the aggregate in any 12-month period (or, from and after March 17, 2026, $2,500,000); or

•	authorize any of, or commit, resolve, propose or agree (in writing or otherwise) to take any of the foregoing actions.

No Solicitation

Pursuant to the Merger Agreement, 89bio has agreed that it will not, and it will cause its subsidiaries not to, and it will use its commercially reasonable efforts to cause its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:

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initiate, solicit or knowingly facilitate or encourage (including by providing non-public information) any inquiries, proposals or offers that constitute or that would reasonably be expected to lead to, an Acquisition Proposal;

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furnish any information regarding, or provide access to the business, properties, assets, books or records (except as required by applicable law) of, 89bio or any of its subsidiaries to any person (other than Parent, Offeror and their respective Representatives) in response to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; or

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continue, enter into, engage in or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any information or data relating to 89bio or any of its subsidiaries in response to any inquiry, proposal or offer that constitutes, or that would reasonably be expected to lead to, an Acquisition Proposal.

89bio has agreed that it will and will cause its subsidiaries to, and 89bio will use its commercially reasonable efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted prior to signing the Merger Agreement with respect to any inquiry, proposal or offer that constitutes, or that would reasonably be expected to lead to, an Acquisition Proposal (including promptly (and in any event within one business day after signing the Merger Agreement) terminating access of any such person and its Representatives (other than Parent, Offeror and their respective Representatives) to any electronic data room relating to 89bio and its subsidiaries).

Notwithstanding the foregoing, 89bio may, in response to (i) an unsolicited bona fide written Acquisition Proposal that is received by 89bio after the date of the Merger Agreement and that did not result from a material breach of 89bio’s obligations described in this section entitled “No Solicitation” or the section entitled “Adverse Recommendation Change” below, contact in writing the person making such Acquisition Proposal to seek to clarify any ambiguous terms and conditions of such Acquisition Proposal to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (ii) an unsolicited inquiry or proposal from a third party, direct such third party or its Representative to the terms of the Merger Agreement, including the provisions in this section entitled “No Solicitation” (without, in each case, conveying, requesting or attempting to gather any other information except as otherwise specifically permitted thereunder).

Prior to the Offer Acceptance Time, 89bio will not be prohibited from granting a waiver of a “standstill” or similar obligation with respect to any Acquisition Proposal, in each case, if the 89bio Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the 89bio Board’s fiduciary duties under applicable law, so long as 89bio provides prior written notice to Parent of 89bio’s granting of such waiver.

89bio has agreed to be responsible for any action taken by its Representatives (to the extent acting in their respective authorized capacities on behalf or at the direction of 89bio) that would violate this section entitled “No

Solicitation” or the section entitled “Adverse Recommendation Change” below if taken by 89bio, and 89bio has agreed that it will instruct its Representatives in writing of the obligations set forth in this section entitled “No Solicitation” and the section entitled “Adverse Recommendation Change” promptly following the execution and delivery of the Merger Agreement.

89bio has also agreed to promptly (and in any event within 24 hours) advise Parent orally and in writing of (i) its receipt of any Acquisition Proposal (or inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), (ii) any inquiry or request for non-public information relating to 89bio or its subsidiaries, other than inquiries or requests for information that are not related and would not reasonably be expected to be related to an Acquisition Proposal (and that would not reasonably be expected to lead to an Acquisition Proposal), and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), including, in each case, the identity of the person or group of persons making any such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request (and 89bio has agreed to promptly (and in any event within 24 hours) deliver to Parent true and complete copies of any such written inquiries, proposals or offers (and any amendment, modification or supplement thereto) and any related correspondence or any proposed agreements received by 89bio or its Representatives) and thereafter has agreed to keep Parent informed, on a current basis (and in any event within 24 hours) of any material change, amendment or modification of the status or terms of any such inquiries, proposals or offers or the status of any such discussions or negotiations. In addition to the foregoing, 89bio has agreed to promptly notify Parent of any meeting of the 89bio Board at which the 89bio Board considered any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and 89bio has agreed to use its good faith efforts to provide such notice in advance of any such meeting of the 89bio Board to the extent reasonably practicable under the circumstances.

Notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal that is received by 89bio after the date of the Merger Agreement and that did not result from a material breach of provisions of the Merger Agreement described in this section entitled “No Solicitation”, if (1) the 89bio Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the 89bio Board’s fiduciary duties under applicable law, and (2) prior to the time that 89bio takes any such action with respect to any such Acquisition Proposal, 89bio gives Parent written notice of 89bio’s intention to take such action, 89bio may (i) furnish information with respect to 89bio and its subsidiaries to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement that contains confidentiality and non-use terms not materially less favorable in the aggregate to 89bio to those contained in the Confidentiality Agreement (as defined below) (except for such changes specifically necessary in order for 89bio to be able to comply with its obligations under the Merger Agreement and the absence of a “standstill” provision), a copy of which will be provided to Parent promptly following the execution thereof, and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal. However, in such circumstances, 89bio has agreed to provide or make available to Parent any information concerning 89bio or any of its subsidiaries that is provided to the person making such Acquisition Proposal or its Representatives which was not previously made available to Parent, prior to or concurrently with such information being provided to such person making such Acquisition Proposal or its Representatives.

“Acquisition Proposal” means, whether oral or written, any inquiry, proposal or offer from any person or group of persons other than Parent or one of its subsidiaries contemplating or otherwise relating to an Acquisition Transaction (as defined below).

“Acquisition Transaction” means any transaction or series of related transactions (other than the Offer, the Merger, and the other transactions contemplated by the Merger Agreement) involving: (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, direct or indirect acquisition of securities, tender offer or similar transaction pursuant to which (i) a person or group of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities (including options, warrants, convertible securities, rights or other instruments exercisable or convertible into voting securities) representing 20% or more of the outstanding shares of any class of voting securities of 89bio or (ii) 89bio issues securities representing more than 20% of the outstanding shares of any class of voting securities of 89bio; (B) any direct or indirect sale, lease, license, exchange, transfer, acquisition or disposition of any assets of 89bio and or its subsidiaries that constitute or account for (i) 20% or more of the consolidated net revenues of 89bio, consolidated net income of 89bio or consolidated book value of 89bio or (ii) 20% or more of the fair market value of the assets of 89bio and its subsidiaries, taken as a whole; or (C) any liquidation or dissolution of 89bio.

“Superior Proposal” means any Acquisition Proposal (A) with respect to an Acquisition Transaction on terms which, if consummated, the 89bio Board determines in good faith, after consultation with its outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, the Offer and the other transactions contemplated by the Merger Agreement, and (B) that the 89bio Board believes in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably likely to be consummated on the terms presented to 89bio Board, in each case, taking into account at the time of determination all relevant circumstances, including all financial, regulatory, legal and other aspects of such proposal, all of the terms and conditions of such proposal, the identity of the person or group of persons making such proposal and the anticipated timing, conditions and the ability of the person or group of persons making such proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, the expectation of obtaining any approvals or financing necessary to consummate such Acquisition Transaction); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

“Intervening Event” means an event, change, effect, development, condition or occurrence material to 89bio that was not known or reasonably foreseeable by the 89bio Board as of the date of the Merger Agreement (or if known or reasonably foreseeable by 89bio Board as of the date of the Merger Agreement, the consequences of which were not known or reasonably foreseeable). However, in no event will any of the following constitute or contribute to an “Intervening Event”: (i) changes in the financial or securities markets or general economic or political conditions in the United States; (ii) changes (including changes in applicable law) or conditions generally affecting the industry in which 89bio operates; (iii) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby; (iv) changes in the market price or trading volume of the Shares (but the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event); (v) 89bio’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period (but the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event); (vi) any facts relating to Parent or its affiliates; (vii) the receipt, existence or terms of any Acquisition Proposal (or any inquiry, proposal or offer with respect to any transaction that does not constitute an Acquisition Transaction by virtue of the references to “20%” therein) or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal; or (viii) the consequences of any of the foregoing.

89bio Board Recommendation

89bio has represented to Parent and Offeror in the Merger Agreement that the 89bio Board has duly and unanimously:

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determined that the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the CVR Agreement, are advisable and fair to, and in the best interests of, 89bio and its stockholders;

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approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and approved and declared advisable the CVR Agreement;

•	resolved that the Merger will be effected under Section 251(h) of the DGCL; and

•	resolved to recommend that 89bio’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer (the recommendation in this bullet, the “89bio Board Recommendation”).

Under the Merger Agreement, the 89bio Board may not (i) (A) withhold, withdraw or modify in a manner adverse to Parent or Offeror, or publicly propose to withhold, withdraw or modify in a manner adverse to Parent or Offeror, the 89bio Board Recommendation; (B) adopt, approve, endorse or recommend, or otherwise declare advisable the adoption of, any Acquisition Proposal; or (C) resolve, agree or publicly propose to take any such actions (any such action or failure to act, an “Adverse Recommendation Change”), or (ii) cause or permit 89bio or any of its subsidiaries to enter into any letter of intent (whether binding or non-binding), memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other contract (other than a confidentiality agreement referred to, and entered into in compliance with, the above section entitled “No Solicitation”) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

However, nothing in the Merger Agreement prevents 89bio or the 89bio Board from (i) taking and disclosing to the stockholders of 89bio a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); or (ii) making any required disclosure to 89bio’s stockholders of factual information regarding the business, financial condition or results of operations of 89bio or the fact that an Acquisition Proposal has been made (including the identity of the person or group of persons making such Acquisition Proposal and the material terms and conditions thereof), if, the 89bio Board determines in good faith, after consultation with its outside legal counsel, that the failure to disclose such information would reasonably be expected to violate its obligations under applicable law. Notwithstanding the foregoing, 89bio has agreed that any such action taken or disclosure made that relates to an Acquisition Proposal will be deemed to be an Adverse Recommendation Change unless the 89bio Board expressly reaffirms the 89bio Board Recommendation in such statement or disclosure.

Adverse Recommendation Change

Notwithstanding the provisions of the Merger Agreement described in the section entitled “89bio Board Recommendation” above, at any time prior to the Offer Acceptance Time, in response to the receipt of an unsolicited bona fide written Acquisition Proposal that is received by 89bio after the date of the Merger Agreement and that did not result from a material breach of the provisions of the Merger Agreement described in the section entitled “No Solicitation” above, that 89bio Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, the 89bio Board may make an Adverse Recommendation Change or terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with a Superior Proposal Termination, as applicable, or authorize, resolve, agree or propose publicly to take any such action, if, and only if, all of the following conditions are met:

•	89bio will have provided to Parent at least three business days’ prior written notice, which will state expressly:

•	that it has received a written Acquisition Proposal that the 89bio Board has determined constitutes a Superior Proposal;

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the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the person or group of persons making the Acquisition Proposal) and will have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement in the form proposed to be entered into by 89bio and all other documents (other than immaterial documents) related to the Superior Proposal; and

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that, subject to the bullet immediately below, the 89bio Board is prepared to make an Adverse Recommendation Change or to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with a Superior Proposal Termination, as applicable; and

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prior to making such Adverse Recommendation Change or terminating the Merger Agreement and entering into such Alternative Acquisition Agreement in accordance with a Superior Proposal Termination, as applicable:

•

during the three business day period commencing on the date of Parent’s receipt of such notice, 89bio will have engaged in good faith negotiations with Parent and its Representatives (to the extent Parent wishes to engage), which may be on a non-exclusive basis, to consider any adjustments proposed by Parent to the terms and conditions of the Merger Agreement or the Offer or a possible alternative transaction such that the Acquisition Proposal ceases to constitute a Superior Proposal; and

•

in determining whether to make an Adverse Recommendation Change or terminate the Merger Agreement and enter into such Alternative Acquisition Agreement in accordance with a Superior Proposal Termination, the 89bio Board will have taken into account any adjustments to the terms of the Merger Agreement or the Offer or any possible alternative transaction proposed by Parent and any other information provided by Parent and its Representatives during such three business day period in response to such notice; and

•

the 89bio Board will have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that, taking into account any adjustments to the terms of the Merger Agreement or the Offer or any possible alternative transaction proposed by Parent, such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate the Merger Agreement and enter into such Alternative Acquisition Agreement in accordance with a Superior Proposal Termination, as applicable, would reasonably be expected to be inconsistent with the 89bio Board’s fiduciary duties under applicable law.

The foregoing provisions of the Merger Agreement regarding a Superior Proposal will also apply to any changes to the financial or other material terms of any such Acquisition Proposal, as the case may be, occurring prior to the 89bio Board effecting the Adverse Recommendation Change or terminating the Merger Agreement and entering into such Alternative Acquisition Agreement in accordance with a Superior Proposal Termination, in each case, with respect to any such Acquisition Proposal, which will require 89bio to provide to Parent a new notice in accordance with the foregoing three bullets, except that the references to three business days will be deemed to be references to two business days.

In addition, notwithstanding the provisions of the Merger Agreement described in the section entitled “89bio Board Recommendation” above, at any time prior to the Offer Acceptance Time, if the 89bio Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that an Intervening Event has occurred, the 89bio Board may make an Adverse Recommendation Change in response to such Intervening Event if, and only if, all of the following conditions are met:

•

89bio will have (A) provided to Parent three business days’ prior written notice (it being understood and agreed that the delivery of such notice will not, in and of itself, be deemed to be an Adverse Recommendation Change), which will (1) set forth in reasonable detail information describing the Intervening Event and the rationale and basis for the Adverse Recommendation Change in response thereto and (2) state expressly that, subject to the bullet immediately below, the 89bio Board is prepared to make an Adverse Recommendation Change in response to such Intervening Event and (B) during the three business day period commencing on the date of Parent’s receipt of such notice, prior to making such an Adverse Recommendation Change, engaged in good faith negotiations with Parent and its Representatives (to the extent Parent wishes to engage) to consider any adjustments proposed by Parent to the terms and conditions of the Merger Agreement or the Offer or any possible alternative transaction proposed by Parent, such that the failure of the 89bio Board to make an Adverse Recommendation Change in response to such Intervening Event in accordance with the bullet immediately below would no longer reasonably be expected to be inconsistent with the 89bio Board’s fiduciary duties under applicable law; and

•

the 89bio Board will have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and taking into account any adjustments proposed by Parent to the terms and conditions of the Merger Agreement or the Offer or any possible alternative transaction proposed by Parent, the failure of the 89bio Board to make an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with the 89bio Board’s fiduciary duties under applicable law.

The foregoing provisions of the Merger Agreement regarding an Intervening Event will also apply to any material changes or developments with respect to any such Intervening Event occurring prior to the 89bio Board effecting an Adverse Recommendation Change in response thereto, which will require 89bio to provide to Parent a new notice in accordance with the foregoing two bullets, except that the references to three business days will be deemed to be references to two business days.

Regulatory Undertakings

See “Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Regulatory Undertakings.”

Access to Information

During the period from the date of the Merger Agreement until the earlier of the Merger Effective Time and the valid termination of the Merger Agreement, 89bio has agreed to afford Parent, Offeror and their Representatives, upon reasonable prior written notice to 89bio by Parent and for reasonable business purposes related to the transactions contemplated by the Merger Agreement, reasonable access during normal business hours, consistent with applicable law, to 89bio’s Representatives, books, records, tax returns, material operating and financial reports, work papers, assets, executive officers, offices and other facilities, contracts and other documents and information relating to 89bio and its subsidiaries, and instruct its independent public accountants to provide reasonable access to their work papers (subject to the receipt of any required consents from such accountants and the execution of customary access letters) and such other information regarding 89bio and its subsidiaries, as Parent may reasonably request, so long as it does not breach any contract with any third party, constitute a waiver of or jeopardize the attorney-client or other privilege held by 89bio or otherwise violate applicable law, subject in each case to 89bio’s obligation to (i) inform Parent of the general nature of the access or information being withheld and (ii) upon Parent’s request, use commercially reasonable efforts to make appropriate substitute arrangements to permit disclosure to the maximum extent permissible by applicable law or contract.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, for a period of six years beginning at the Merger Effective Time, (i) Parent will, or will cause the Surviving Corporation to, to the fullest extent permitted by applicable law, indemnify and hold harmless, and provide advancement of expenses to, all present and former directors and officers of 89bio and its subsidiaries (the “Indemnified Parties”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement pursuant to the certificate of incorporation, bylaws and other organizational documents of 89bio and its subsidiaries and the indemnification agreements in existence and effect on the date of the Merger Agreement and (ii) the Surviving Corporation’s certificate of incorporation and bylaws will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than as set forth in 89bio’s certificate of incorporation and bylaws as of the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Party. Any bona fide claim made by an Indemnified Party pursuant to the rights provided under the Merger Agreement within such six-year period shall continue to be subject to the Merger Agreement until the final disposition of such claim.

The Merger Agreement provides that (i) prior to the Merger Effective Time, 89bio will (or if 89bio is unable to, Parent will cause the Surviving Corporation as of the Effective Time to) purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Parties, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by 89bio, covering, without limitation, the Offer and the Merger, and (ii) Offeror and Parent will maintain such “tail” prepaid policy in full force and effect for six years after the closing of the Merger; provided, however, that the amount paid for such policy may not exceed 300% the amount per annum 89bio paid in its last full fiscal year for its existing directors’ and officers’ insurance.

Notice of Certain Events

Pursuant to the Merger Agreement, each of 89bio and Parent will promptly notify each other of (i) any material notice of other material communication received by such party from any governmental entity in connection with the Offer or the Merger or the other transactions contemplated by the Merger Agreement; (ii) to the extent that such party is aware of such communication, any written communication from any person alleging that such person’s consent is or may be required in connection with the Offer or the Merger or the other transactions contemplated by the Merger Agreement, if the subject matter of such communication could be material to 89bio, the Surviving Corporation or Parent or the transactions contemplated by the Merger Agreement; (iii) any legal proceeding commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Offer or the Merger or the other transactions contemplated by the Merger Agreement, or that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any provision of the Merger Agreement; or (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would, individually or in the aggregate, cause or result in (or would reasonably be expected to cause or result in) any of the conditions to the Merger or any of the Offer Conditions not being satisfied or satisfaction of those conditions being materially delayed or materially impaired in violation of any provision of the Merger Agreement.

Employee Matters

The Merger Agreement provides that, during the period beginning at the Merger Effective Time and ending on the first anniversary thereof, Parent will, or will cause one of its affiliates to, provide to each continuing employee of 89bio or any of its subsidiaries (a “Covered Employee”) (i) cash compensation (such term to include salary or wages, as applicable, annual cash bonus opportunities, commission opportunities and severance opportunities) and (ii) benefits (including the costs thereof to participants under 89bio’s employee benefit plans) that are in the aggregate, substantially comparable to, respectively, the cash compensation and benefits (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, nonqualified deferred compensation, defined benefit pension plan and retiree medical benefits) being provided to the Covered Employee immediately prior to the Merger Effective Time. In addition, each Covered Employee will be immediately eligible to participate in Parent’s transitional benefits plan (x) on the terms and subject to the conditions thereof (including such terms and conditions that set forth specified categories of ineligibility), (y) in accordance with the job level determined for each such Covered Employee by Parent after the Merger Effective Time in the ordinary course of business and consistent with the job leveling applied to similarly situated employees of Parent and its affiliates and (z) with such Covered Employee’s level of benefits thereunder taking into account and giving full credit to their years of service with 89bio immediately prior to the Merger Effective Time.

As of and after the Merger Effective Time, Parent will, or will cause one of its affiliates to, give Covered Employees full credit for purposes of eligibility and vesting (but not for purposes of determining (i) benefit accruals, including under any Parent defined benefit pension plans, or (ii) eligibility for benefits under any retiree medical program in which any Covered Employee participates after the Merger Effective Time or sabbatical program) under any Parent employee benefit plan maintained for the benefit of Covered Employees as of and after the Merger Effective Time by Parent, its subsidiaries or 89bio for the Covered Employees’ service with 89bio, its subsidiaries and their predecessors to the same extent recognized by 89bio immediately prior to the Merger Effective Time. With respect to each Parent employee benefit plan that is a “welfare benefit plan” (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974), Parent and its subsidiaries will (i) waive any pre-existing condition, and (ii) (A) waive any waiting periods with respect to eligibility and coverage requirements to the same extent such limitations would have been waived or satisfied under 89bio’s plan such Covered Employee participated in immediately prior to coverage under the applicable Parent employee benefit plan and (B) use commercially reasonable efforts to give effect, in determining credit for any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Covered Employees prior to the Covered Employee’s coverage under any Parent employee benefit plan during the calendar year in which such amount was paid, to the same extent such credit was given under 89bio’s plan and to the extent reported to Parent by 89bio, in satisfying any applicable deductible or maximum out-of-pocket requirements under the applicable Parent employee benefit plan.

Approval of Compensation Arrangements

89bio has agreed to take all actions as may be reasonably necessary or advisable (including the adoptions by the 89bio Board or the compensation committee thereof) to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, equity awards and any other equity securities (including derivative securities) of 89bio in the Offer, the Merger, or the other transactions contemplated by the Merger Agreement by each individual who is or becomes, at or prior to the Merger Effective Time, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to 89bio, and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act. In addition, 89bio has confirmed to Parent that, prior to the Offer Acceptance Time, the compensation committee of the 89bio Board will cause each employee benefit plan and employment agreement of 89bio and its subsidiaries pursuant to which consideration is payable to any officer, director or employee who is a holder of any 89bio security to be approved by the compensation committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Israel Tax Ruling

In connection with the treatment of the equity awards that were granted and taxed pursuant to Section 102(b)(2) and Section 102(b)(3) of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance” and such equity awards, the “Section 102 Awards”) or are subject to Section 3(i) of the Ordinance, and any Shares that were issued upon exercise or vesting of Section 102 Awards and held by the trustee appointed by 89bio in accordance with the provisions of the Ordinance, and approved by the Israel Tax Authority (the “ITA”), with respect to the Section 102 Shares and Section 102 Awards (the “102 Trustee”) or otherwise subject to a supervisory trust arrangement (the “Section 102 Shares”), 89bio will prepare and file with the ITA an application from the ITA for a ruling (the “Options Tax Ruling”) confirming: (i) that the cancellation and exchange of the Section 102 Awards and the conversion of the Section 102 Shares in accordance with the Merger Agreement will not be considered a violation of the requisite holding period under Section 102 of the Ordinance so long as the consideration payable in respect of such Section 102 Awards and Section 102 Shares is deposited with the 102 Trustee until the end of the applicable holding period and (ii) the withholding tax treatment and tax continuity for Section 102 Awards, equity awards subject to Section 3(i) of the Ordinance and Section 102 Shares, and exemptions from any Israeli withholding obligations for Parent, the Surviving Corporation, the Depositary, the Paying Agent, the Rights Agent, and their respective agents, as applicable.

If the Options Tax Ruling is not obtained prior to the Closing or in accordance with instruction of the ITA, 89bio will seek to obtain prior to the Closing an interim ruling (the “Interim Options Tax Ruling”) confirming (i) that the cancellation and exchange of the Section 102 Awards and the conversion of the Section 102 Shares in accordance with the Merger Agreement will not be considered a violation of the requisite holding period under Section 102 of the Ordinance so long as the consideration payable in respect of such Section 102 Awards and Section 102 Shares is deposited with the 102 Trustee until the end of the applicable holding period and (ii) exemptions from any Israeli withholding obligations for Parent and any person acting on its behalf (including the Depositary, the Paying Agent or the Rights Agent) in relation to payments made with respect to the Section 102 Awards, equity awards subject to Section 3(i) of the Ordinance and Section 102 Shares in connection with the Offer and the Merger.

Stockholder Litigation

Until the earlier of the Merger Effective Time or the termination of the Merger Agreement in accordance with its terms, 89bio must promptly (and in any event within 48 hours) advise Parent in writing of any stockholder litigation against 89bio or any of its directors or officers (in their capacities as such) relating to the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and keep Parent reasonably informed regarding any such stockholder litigation. Parent will have the right to review and comment on all material filings or responses to be made by 89bio in connection with any such stockholder litigation and the right to participate (at Parent’s expense) in connection with any such stockholder litigation, and no settlement may be proposed or agreed to by 89bio or its Representatives without Parent’s prior written consent.

Conditions to the Offer

See “Section 15—Conditions to the Offer.”

Conditions to the Merger

The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Merger Effective Time of the following conditions:

•

No law or judgment, order, injunction, rule or decree (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental entity of competent jurisdiction (each, a “Restraint”) will be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal; and

•	Offeror (or Parent on Offeror’s behalf) will have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned by written notice of the terminating party to the other party (other than in the case of the first bullet below):

•	by mutual written consent of Parent and 89bio at any time prior to the Offer Acceptance Time;

•	by either Parent or 89bio:

•

if the Offer Acceptance Time has not occurred on or before March 17, 2026 (as such date may be extended as described in the immediately following proviso, the “Outside Date”); provided, however, if on the Outside Date all of the Offer Conditions (other than the Regulatory Condition and the No Restraints Condition (solely to the extent related to the HSR Act or any other antitrust law)) have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being capable of being satisfied at the Offer Acceptance Time) or waived (to the extent waivable under applicable law), then, the Outside Date may be extended by either Parent or 89bio for up to two additional 120-day periods; provided, further, that a party is not permitted to so terminate the Merger Agreement if any failure of such party to perform any of its covenants or obligations under the Merger Agreement has been a principal cause of, or resulted in, such failure of the Offer Acceptance Time to occur prior to the Outside Date (any such termination, an “Outside Date Termination”);

•

if the Offer has expired or been terminated, in accordance with its terms and the Merger Agreement, without the acceptance for payment of Shares pursuant thereto; provided, that a party is not permitted to so terminate the Merger Agreement if any failure of such party to perform any of its covenants or obligations under the Merger Agreement has been a principal cause of, or resulted in, the Offer having so expired or been terminated without the acceptance for payment of Shares pursuant thereto (any such termination, an “Offer Expiration Termination”); or

•

if at any time prior to the Offer Acceptance Time, if any governmental entity of competent jurisdiction has issued a Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the acceptance for payment of or the payment for the Shares pursuant to the Offer or the consummation of the Merger, and such Restraint has become final and non-appealable; provided, that the right to so terminate the Merger Agreement is not available to any party whose material breach of the Merger Agreement has been a principal cause of, or resulted in, the issuance of such final and non-appealable Restraint;

•	by Parent, at any time prior to the Offer Acceptance Time:

•

if 89bio has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of 89bio has become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled expiration date (i) would result in the failure of an Offer Condition to be satisfied and (ii) cannot be or has not been cured by the earlier of (A) the Outside Date and (B) the date that is 10 business days after the date on which Parent has delivered written notice to 89bio of such breach or failure to perform or to be true (any such termination, an “89bio Breach Termination”); provided, that Parent will not have the right to so terminate the Merger Agreement if Offeror or Parent is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that 89bio has the right (after giving notice and the lapse of any cure period) to effect a Parent Breach Termination (as defined below) (disregarding the notice and cure rights set forth therein); or

•

if a Triggering Event (as defined below) has occurred; provided that Parent so terminates the Merger Agreement within 10 business days of such Triggering Event, other than with respect to a Triggering Event of the type set forth in clauses (a) and (b) of the definition thereof, such 10 business day period will not expire until the 10th business day after 89bio provides Parent with written notice of the occurrence of such Triggering Event (any such termination, a “Triggering Event Termination”);

•	by 89bio, at any time prior to the Offer Acceptance Time:

•

if Parent or Offeror has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Parent or Offeror has become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled expiration date (A) would have a Parent Material Adverse Effect (as defined below) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) the date that is 10 business days after the date on which 89bio has delivered written notice to Parent of such breach or failure to perform or to be true (any such termination, a “Parent Breach Termination”); provided, that 89bio will not have the right to so terminate the Merger Agreement if 89bio is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Parent has the right (after giving notice and the lapse of any cure period) to effect an 89bio Breach Termination (disregarding the notice and cure rights set forth therein);

•

if (A) the 89bio Board authorizes 89bio, to the extent permitted by and subject to complying with the terms of the sections above entitled “No Solicitation” and “Adverse Recommendation Change”, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with the termination of the Merger Agreement, 89bio enters into an Alternative Acquisition Agreement providing for such Superior Proposal, and (C) prior to or concurrently with, and as a condition to, such termination, 89bio pays to Parent in immediately available funds the 89bio Termination Fee (any such termination, a “Superior Proposal Termination”);

•

if (A) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being capable of being satisfied at the Offer Acceptance Time) have been satisfied or waived (to the extent permitted hereunder) on the scheduled expiration date and (B) Offeror has failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within two business days following the scheduled expiration date; provided, that no party will be permitted to effect an Outside Date Termination during any such two business day period; or

•

if (A) Offeror fails to commence the Offer in breach of the Merger Agreement, (B) Offeror has terminated the Offer prior to the scheduled expiration date, other than in accordance with the Merger Agreement, or (C) Parent or Offeror has made any material change to the Offer in breach of the Merger Agreement and Parent and Offeror fail to amend the Offer to cure such breach by the date that is five business days after the date on which 89bio has delivered written notice to Parent of such breach.

“Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impair the performance by Parent or Offeror of its obligations under the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated thereby.

“Triggering Event” means: (a) a Willful Breach of the provisions of the Merger Agreement described in the section entitled “Non Solicitation” has occurred; (b) the 89bio Board has effected an Adverse Recommendation Change; (c) 89bio has failed to include in the Schedule 14D-9 the 89bio Board Recommendation; (d) a tender or exchange offer relating to the Shares (other than the Offer) has been commenced and 89bio has not have sent to its stockholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that 89bio recommends rejection of such tender or exchange offer and reaffirming the 89bio Board Recommendation; or (e) following the date any Acquisition Proposal or any material modification thereto is first publicly announced, the 89bio Board fails to publicly reaffirm the 89bio Board Recommendation within five business days after receipt of a written request from Parent to do so.

“Willful Breach” means a material breach of the Merger Agreement that is a consequence of an act or failure to act by the breaching party which the breaching party knew, or reasonably should have known, would or would reasonably be expected to, cause or constitute a material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will be of no further force or effect (except for certain customary obligations, obligations related to termination and the payment obligations described under the sections below entitled “89bio Termination Fee,” “Reverse Termination Fee” and “Section 17—Fees and Expenses”), without any liability or obligation on the part of Parent or Offeror, on the one hand, or 89bio, on the other hand, except that, in certain circumstances described below in the section entitled “89bio Termination Fee” and the section entitled “Reverse Termination Fee” in which the 89bio Termination Fee or Reverse Termination Fee, as applicable, is not paid, the termination of the Merger Agreement will not relieve or release any party from any liability or damages arising out of Fraud (as defined below) or out of its Willful Breach.

89bio Termination Fee

89bio has agreed to pay Parent a termination fee of $79,900,000 in cash (the “89bio Termination Fee”) in the event that:

•	the Merger Agreement is terminated by Parent pursuant to a Triggering Event Termination;

•	the Merger Agreement is terminated by 89bio pursuant to a Superior Proposal Termination; or

•

an Acquisition Proposal (whether or not conditional) or an intention to make an Acquisition Proposal (whether or not conditional) has been made to the 89bio Board or is made directly to 89bio’s stockholders or is otherwise publicly disclosed (or has otherwise become publicly known) after the date of the Merger Agreement and not withdrawn (and if such Acquisition Proposal was publicly disclosed or has otherwise become publicly known, such withdrawal is publicly disclosed or has otherwise become publicly known) prior to the termination of the Merger Agreement, and (B) thereafter the Merger Agreement is terminated (x) by 89bio or Parent pursuant to an Outside Date Termination or an Offer Expiration Termination or (y) by Parent pursuant to an 89bio Breach Termination on account of a breach occurring after the making or disclosure of such Acquisition Proposal, and (C) within 12 months after the date of such termination, 89bio enters into an agreement in respect of any Acquisition Transaction that is later consummated (whether during or after such 12 month period), or recommends or submits any Acquisition Transaction to its stockholders for adoption that is later consummated (whether during or after such 12 month period), or any Acquisition Transaction is consummated.

In the event that Parent receives full payment of the 89bio Termination Fee, the receipt of the 89bio Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Offeror, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination hereof), the transactions therein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Offeror, any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding (including any claim for Willful Breach) against 89bio or any of its affiliates arising out of or in connection with the Merger Agreement, any of the transactions contemplated therein or any matters forming the basis for such termination; provided, that, notwithstanding the foregoing, in the event that the Merger Agreement is terminated in circumstances in which the 89bio Termination Fee is payable, Parent may, in its sole discretion, elect to decline such payment of the 89bio Termination Fee and instead bring or maintain any claim, action or proceeding (including any claim for Fraud (as defined below) or Willful Breach) for monetary damages against 89bio (which damages will not be limited to the amount of the 89bio Termination Fee), but in no event will Parent be permitted to both accept payment of the 89bio Termination Fee and bring or maintain any such claim, action or proceeding.

Reverse Termination Fee

Parent has agreed to pay 89bio a termination fee of $79,900,000 in cash (the “Reverse Termination Fee”) in the event that 89bio or Parent terminates the Merger Agreement pursuant to an Outside Date Termination or an Offer Expiration Termination and all of the Offer Conditions (other than the Regulatory Condition and the No Restraints Condition (solely to the extent related to the HSR Act or any other antitrust law)) have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being capable of being satisfied at the Offer Acceptance Time) or waived (to the extent waivable under applicable law), and a material breach of the Merger Agreement by 89bio has not been a principal cause of, or resulted in, either the Offer Acceptance Time not having occurred by the Outside Date or the issuance of the applicable final and non-appealable Restraint, as applicable.

In the event that 89bio receives full payment of the Reverse Termination Fee, the receipt of the Reverse Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by 89bio or any of its affiliates or any other person in connection with the Merger Agreement (and the termination hereof), the transactions therein (and the abandonment thereof) or any matter forming the basis for such termination, and none of 89bio or any of its affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding (including any claim for Willful Breach) against Parent, Offeror or any of their respective affiliates arising out of or in connection with the Merger Agreement, any of the transactions contemplated therein or any matters forming the basis for such termination; provided, that, notwithstanding the foregoing, in the event that the Merger Agreement is terminated in circumstances in which the Reverse Termination Fee is payable, 89bio may, in its sole discretion, elect to decline such payment of the Reverse Termination Fee and instead bring or maintain any claim, action or proceeding (including any claim for Fraud or Willful Breach) for monetary damages against Parent or Offeror (which damages will not be limited to the amount of the Reverse Termination Fee), but in no event will 89bio be permitted to both accept payment of the Reverse Termination Fee and bring or maintain any such claim, action or proceeding.

“Fraud” means actual fraud by a party to the Merger Agreement, which involves a knowing and intentional or willful misrepresentation or omission of a material fact with the specific intention that the other party rely thereon to such person’s detriment, and does not include any fraud claim based on negligent misrepresentation, recklessness or any equitable fraud or promissory fraud.

The Tender and Support Agreement

In order to induce Parent and Offeror to enter into the Merger Agreement, certain entities affiliated with RA Capital Management, L.P. (“RA Capital”) that are stockholders of 89bio (each, a “Supporting Stockholder”) have entered into a tender and support agreement (the “Support Agreement”) with Parent and Offeror, dated as of September 17, 2025. Under the terms of the Support Agreement, each Supporting Stockholder agreed, among other things, to tender any and all Shares of which such Supporting Stockholder is the record and beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of the Support Agreement and prior to the termination of the Support Agreement in accordance with their terms, as promptly as practicable after, but in no event later than 10 business days after, the commencement (within the meaning of Rule 14d-2 promulgated under the Exchange Act) of the Offer (or, if later, the date of delivery of the letter of transmittal with respect to the Offer).

The Support Agreement further provides that each Supporting Stockholder, during the time the Support Agreement is in effect, at any annual or special meeting of the stockholders of 89bio, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of 89bio, such Supporting Stockholder will, in each case to the fullest extent that such Supporting Stockholder’s Shares are entitled to vote thereon: (a) cause all such Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted) all of its Shares (i) against any change in the 89bio Board that is not recommended or approved by the 89bio Board, (ii) against any Acquisition Transaction, and (iii) against any other action that is intended or would reasonably be expected to impede or interfere with the Offer, the Merger or other transactions contemplated by the Merger Agreement.

The Support Agreement automatically terminates upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Merger Effective Time, (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement (including any exhibits or schedules thereto, such as the CVR Agreement), without the prior written consent of the Supporting Stockholder, that reduces the amount or changes the form of the Offer Price, merger consideration, or the number of CVRs to be paid to such Supporting Stockholder pursuant to the Merger Agreement as in effect on the date of the Support Agreement, (iv) the expiration of the Offer without Offeror having accepted for payment the Shares tendered in the Offer and (v) the mutual written consent of such Supporting Stockholder, Parent and Offeror.

As of the date of entry into the Support Agreement on September 17, 2025, the Supporting Stockholders owned, in the aggregate, approximately 13.4% of all outstanding Shares.

The foregoing description of the Support Agreement is not complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

The CVR Agreement

At or prior to the Offer Acceptance Time, Parent and a rights agent mutually agreeable to Parent and 89bio (the “Rights Agent”) will enter into the CVR Agreement governing the terms of the CVRs. The Rights Agent will maintain an up-to-date register of the holders of the CVRs. Each CVR represents a contractual contingent value right that entitles the holder thereof to receive certain contingent cash payments of up to an aggregate of $6.00 per Share in cash, without interest less any required withholding taxes (each, a “Milestone Payment”), conditioned upon the achievement of the following milestones within the following specified time periods:

(i)

$2.00 per Share in cash, upon the First Commercial Sale (as defined below) of a pharmaceutical product containing or comprising a pegozafermin (BIO89-100) compound (a “CVR Product”) with an approved indication for the treatment of Stage 4 metabolic dysfunction-associated steatohepatitis (“MASH”) with compensated cirrhosis (consistent with fibrosis stage F4) (“Stage 4 MASH”) (“Milestone 1”), if Milestone 1 is achieved on or before March 31, 2030 (the “Milestone 1 Outside Date”).

(ii)

$1.50 per Share in cash, upon worldwide Net Sales (as defined below) of at least $3 billion of a CVR Product in a single calendar year (“Milestone 2”), if Milestone 2 is achieved on or before December 31, 2033 (the “Milestone 2 Outside Date”).

(iii)

$2.50 per Share in cash, upon worldwide Net Sales (as defined below) of at least $4 billion of a CVR Product in a single calendar year (“Milestone 3” and together with Milestone 1 and Milestone 2, each, a “Milestone”), if Milestone 3 is achieved on or before December 31, 2035 (the “Milestone 3 Outside Date” and together with the Milestone 1 Outside Date and the Milestone 2 Outside Date, each, a “Milestone Outside Date”).

Parent (directly or through its affiliates) is obligated to, and to obligate its licensees to, use Commercially Reasonable Efforts (as defined below) to achieve a First Commercial Sale (as defined below) in the United States of a CVR Product for the treatment of Stage 4 MASH. Parent’s obligations to use such Commercially Reasonable Efforts will terminate in full, upon the earlier to occur of (i) the achievement of Milestone 1 or (ii) the Milestone 1 Outside Date. The use of Commercially Reasonable Efforts to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH allows Parent to take into account a variety of factors when determining the efforts it is obligated to devote to such achievement. Because the Commercially Reasonable Efforts obligation in the CVR Agreement is not an absolute obligation to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH (or otherwise to achieve any of the Milestones), actions or omissions by Parent that may be permitted under the Commercially Reasonable Efforts standard may have an adverse effect on the likelihood that the Milestones will be achieved, and consequently on the value, if any, of the CVRs. In addition, Parent is not obligated to use, and is not obligated to obligate its licensees to use, Commercially Reasonable Efforts with respect to the achievement of Milestone 2 or Milestone 3. There can be no assurance that any of Milestone 1, Milestone 2 or Milestone 3 will be achieved on or before the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, respectively, or that any Milestone Payments will be made.

“Commercially Reasonable Efforts” means such level of efforts consistent with the efforts that Genentech, Inc. and F. Hoffmann-La Roche Ltd devote to their own internally developed products in a similar area, at the similar stage of development or commercialization, as applicable, with similar market potential, with the right for

Parent to take into account any of the following: the existence of other competitive products in the market place or under development; issues of efficacy and safety; the probability of technical success and risk profile; the expected and actual patent and other proprietary position of the product; the legal and regulatory environment and the regulatory approvals involved (including the cost and likelihood of obtaining any such regulatory approval); the anticipated profitability of the product; any governmental charges or levies imposed upon or measured by the import, export, use, manufacture, processing or sale of the product, including customs duties/tariffs; whether the product is subject to a clinical hold, recall or market withdrawal; the benefit of continuing development relative to the benefit of other products being developed by Parent; and other relevant factors, in all instances, without taking into account the obligation to make any Milestone Payments under the CVR Agreement. Product potential (which includes the foregoing factors) may change from time to time based upon changing scientific, legal and regulatory, business and marketing and/or return on investment considerations.

“First Commercial Sale” means the first bona fide commercial sale in a country or jurisdiction to a third party of a CVR Product following marketing approval in such country or jurisdiction by or under authority of Parent (or any of its affiliates, licensees or permitted assignees). Sales prior to the receipt of marketing approval for such CVR Product, such as so-called “treatment IND sales,” “named patient sales,” and “compassionate use sales,” will not be construed as a First Commercial Sale.

“Net Sales” means, with respect to a CVR Product in a particular period, the amount calculated by subtracting from the Sales (as defined below) of such CVR Product for such period: (i) a lump sum deduction of 4% of Sales in lieu of those deductions that are not accounted for on a CVR Product-by-CVR Product basis (e.g., freight, postage charges, transportation insurance and packing materials for dispatch of goods); (ii) uncollectible amounts accrued during such period based on a proportional allocation of the total bad debts accrued during such period and not already taken as a gross-to-net deduction in accordance with the then-currently used International Financial Reporting Standards (“IFRS”) in the calculation of Sales of such CVR Product for such period; (iii) credit card charges (including processing fees) accrued during such period on such Sales and not already taken as a gross-to-net deduction in accordance with the then-currently used IFRS in the calculation of Sales of such CVR Product for such period; and (iv) government-mandated fees and taxes and other government charges accrued during such period not already taken as a gross-to-net deduction in accordance with the then-currently used IFRS in the calculation of Sales of such CVR Product for such period.

Sales between or among Parent, its affiliates and/or their respective licensees will be excluded from the computation of Net Sales. In addition, the supply or other disposition of CVR Products (i) as samples; (ii) for use in non-clinical studies or human clinical trials; (iii) for use in any tests or studies reasonably necessary to comply with any applicable law or request by a governmental entity; or (iv) as is otherwise reasonable and customary in the industry, in each case, will not be included in the computation of Net Sales. For CVR Products sold in a Combination Product (as defined in the CVR Agreement), Net Sales will be calculated based upon specific methods set forth in the CVR Agreement.

“Sales” means, for a CVR Product in a particular time period, the sum of: (a) the amount stated in Roche Holding AG “Sales” line of its externally published audited consolidated financial statements with respect to such CVR Product for such period (excluding sales to any licensees that are not affiliates of Parent); (b) for licensees that are not affiliates of Parent, the sales amounts reported to Parent and its affiliates in accordance with the licensee contractual terms and their then-currently used accounting standards; and (c) for permitted assignees, the sales amounts reported by such persons in accordance with its then-currently used accounting standards.

If Parent does not achieve Milestone 2 or Milestone 3 prior to the applicable Milestone Outside Date, on the written request of holders of at least 40% of the outstanding CVRs, Parent must provide a written report, certified by an authorized officer of Parent, setting forth with reasonable detail the cumulative Net Sales of CVR Products sold by Parent or any affiliate or licensee of Parent, for a period from the Merger Effective Time until the applicable Milestone Outside Date, on a CVR Product-by-CVR Product basis.

On the written request of holders of at least 40% of the outstanding CVRs provided to Parent within 45 days after delivery of such written report, Parent must permit, and must cause its affiliates to permit, a mutually agreed upon independent accounting firm to have access (subject to certain limitations) to the records of Parent or its affiliates as may be necessary and are requested by the independent accountant to verify the accuracy of such written report and the figures underlying the calculations set forth therein. The independent accounting firm must disclose to the requesting holders its determination as to whether Milestone 2 or Milestone 3, as applicable, was achieved and such additional information as is directly related to its findings. The fees charged by the independent accountant are to be paid by the holders of the CVRs, pro rata according to the number of CVRs held by each holder, unless the audit discloses an underpayment by Parent of 10% or more of the applicable Milestone Payment due, in which case the fees charged by such accounting firm will be borne by Parent.

The audit rights discussed above may not be exercised more than once with respect to the non-achievement of each of Milestone 2 and Milestone 3. Holders of CVRs do not have any such audit rights with respect to Milestone 1.

If Milestone 1 is achieved on or prior to the Milestone 1 Outside Date, Milestone 2 is achieved on or prior to the Milestone 2 Outside Date, or Milestone 3 is achieved on or prior to the Milestone 3 Outside Date, then as soon as reasonably practicable following the achievement of the applicable Milestone by the applicable Milestone Outside Date (and in any event no later than 30 days after the date on which such Milestone is achieved), Parent will deliver to the Rights Agent written notice indicating that the applicable Milestone has been achieved. If a Milestone is not achieved by the applicable Milestone Outside Date, Parent will deliver to the Rights Agent written notice indicating that such Milestone has not been achieved within 30 days after the applicable Milestone Outside Date.

Any written notice described above delivered to the Rights Agent (each such notice, a “Milestone Notice” and the date on which such Milestone Notice is delivered to the Rights Agent, a “Milestone Notice Date”) will also instruct the Rights Agent to solicit tax forms or other information required to make tax deductions or withholdings from holders. Within five business days of the applicable Milestone Notice Date, Parent will deliver to the Rights Agent an amount in cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment amounts to all holders of CVRs other than to Employee Equity Award Holders (as defined in the CVR Agreement).

The Rights Agent will promptly, and in any event within ten business days of receipt of the cash amount delivered by Parent in accordance with the paragraph immediately above (the “Funding Date”), send each holder (other than Employee Equity Award Holders) at its registered address a copy of the applicable Milestone Notice and pay the applicable Milestone Payment amount to each of the holders (other than Employee Equity Award Holders). Parent (i) will promptly, and in any event within ten business days after the applicable Milestone Notice Date, send each Employee Equity Award Holder at such holder’s registered address a copy of the applicable Milestone Notice and (ii) with respect to any portion of the applicable Milestone Payment that is payable to Employee Equity Award Holders, will, as soon as reasonably practicable following the applicable Funding Date (but in any event no later than the next regularly scheduled payroll date that is not less than ten business days following the applicable Funding Date, and in all events no later than the date that is 75 days following the date on which the applicable Milestone is achieved (and in all events prior to March 15th of the calendar year following the year in which the applicable Milestone is achieved)), pay, or will cause 89bio or an affiliate of 89bio to pay through Parent’s, 89bio’s or such affiliate’s payroll, accounts payable or equity award maintenance system (and subject to any required withholding taxes pursuant to the Merger Agreement and subject to any adjustment to account for any unpaid exercise price per Share of any Option that is an Out of the Money Option), the applicable Milestone Payment amount payable to each such Employee Equity Award Holder in accordance with the Merger Agreement.

The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries upon death; (iii) pursuant to a court order (including in connection with bankruptcy or liquidation); (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (vi) if the holder is a partnership or limited liability company, a distribution by such holder to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction). In addition, CVRs may be abandoned by the holder by transfer to Parent without consideration therefor, via delivery of a written notice of such abandonment to Parent and the Rights Agent, and such CVRs will be extinguished.

The rights to payment described above are solely contractual rights governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Offeror, or 89bio or their respective affiliates. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

The Rights Agent will keep a register for the purpose of (i) identifying the holders of CVRs and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the street holders of the Shares as of immediately prior to the Merger Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with the terms of the CVR Agreement. Parent will furnish or cause to be furnished to the Rights Agent (a) the names and addresses of the holders of Shares within 30 business days after the Merger Effective Time, in such form as Parent receives from 89bio’s transfer agent and (b) in the case of holders of Options, RSUs, PSUs and Warrants, the names and addresses of such holders as set forth in the books and records of 89bio at the Merger Effective Time.

Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs, except (i) to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent pursuant to the CVR Agreement, (ii) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction, (iii) to evidence the succession of another person as successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent pursuant to the CVR Agreement, or (iv) to evidence the assignment of the CVR Agreement by Parent as permitted under the CVR Agreement.

The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 40% of the outstanding CVRs will have the sole right, on behalf of all holders of CVRs, to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights. As discussed in “Section 9—Certain Information Concerning Offeror and Parent,” holders of CVRs may face certain other risks in connection with the CVRs as holders of subordinated debt, including that (i) the financial condition of Parent or the Surviving Corporation could deteriorate such that Parent would not have the necessary cash or cash equivalents to make the required payments to holders of CVRs under the Merger Agreement and the CVR Agreement, (ii) holders of CVRs will have no greater rights against Parent and the Surviving Corporation than those accorded to general unsecured creditors of Parent and the Surviving Corporation under applicable law, (iii) the rights of holders of CVRs will be effectively subordinated in right of payment to all of Parent’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations, and (iv) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Parent’s and the Surviving Corporation’s other subsidiaries.

The foregoing description of the CVR Agreement is a summary and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, the form of which is filed as Exhibit B to the Merger Agreement, filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference.

Milestone 1 can be satisfied through the First Commercial Sale of a CVR Product with an approved indication for the treatment of Stage 4 MASH. Pegozafermin is currently advancing through Phase 3 clinical development, including the ENLIGHTEN-Cirrhosis trial, which was initiated in 2024. 89bio’s ENLIGHTEN-Cirrhosis trial is actively enrolling patients with MASH and compensated cirrhosis (fibrosis stage F4) and is designed to evaluate a weekly dosing regimen of pegozafermin versus placebo. The FDA has granted pegozafermin Breakthrough Therapy Designation, and the European Medicines Agency has granted it Priority Medicines Designation for MASH.

Pegozafermin is also currently being studied in a global, randomized, double-blind, placebo-controlled Phase 3 trial for the treatment of MASH and fibrosis stage F2-F3 (ENLIGHTEN-Fibrosis) and a randomized, double-blind, placebo-controlled global Phase 3 trial for the treatment of severe hypertriglyceridemia (ENTRUST). 89bio’s ENLIGHTEN-Fibrosis trial is actively enrolling patients with MASH and fibrosis stage F2-F3 and is designed to evaluate weekly and every-two-week dosing regimens of pegozafermin versus placebo. 89bio’s ENTRUST trial completed enrolling patients in December 2024 and is designed to evaluate weekly subcutaneous doses of pegozafermin against placebo.

Pegozafermin is currently 89bio’s only product candidate and the outcome, timing and costs of seeking regulatory approval for pegozafermin are subject to a substantial number of risks and uncertainties that may result in it not completing one or more of the ongoing clinical trials or in not achieving marketing approval, including risks that pegozafermin will not receive regulatory approval due to safety, efficacy or durability, including due to potential serious adverse events, that the timeline for regulatory approval may be longer than currently anticipated due to changing requirements by the FDA, and that development will be delayed or discontinued. In addition, assuming pegozafermin obtains regulatory approval, its successful commercialization is subject to additional risks and uncertainties, including those related to obtaining reimbursement, achieving market acceptance (including as a result of the potential market acceptance of direct and indirect competitors), and overcoming other adverse market developments. As a result, there is no assurance that any of the Milestones will be achieved. Further, clinical trials, manufacturing or commercialization of CVR Products could be delayed for reasons outside the control of Parent or its affiliates resulting in a failure to achieve one or more of Milestones by the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, as applicable. While Parent has an obligation to use Commercially Reasonable Efforts as described above, these obligations do not provide any assurance that any Milestones will be achieved.

The Confidentiality Agreement

The Merger Agreement incorporates by reference the terms of a nondisclosure agreement by and between 89bio and Genentech, Inc., an affiliate of Parent, dated as of March 28, 2023, as amended on March 10, 2025 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms. Pursuant to the Merger Agreement, the provisions of the Confidentiality Agreement apply mutatis mutandis to Parent and Offeror and will survive until the closing of the Merger or, if the Merger Agreement is terminated, will survive for one year following the date of such termination.

The foregoing description of the Confidentiality Agreement is a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which Offeror has filed as Exhibits (d)(3) through (d)(4) to the Schedule TO and is incorporated herein by reference.

14.	Dividends and Distributions

As discussed in “Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Merger Effective Time and the valid termination of the Merger Agreement, except as (i) expressly required by the Merger Agreement, (ii) as required by applicable law or (iii) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), neither 89bio nor any of its subsidiaries will:

•

declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity securities of 89bio or any of its subsidiaries (except for any dividend or distribution paid in cash from a direct or indirect wholly owned subsidiary of 89bio to 89bio or to another direct or indirect wholly owned subsidiary of 89bio);

•

adjust, split, combine, redeem, repurchase or otherwise acquire, reacquire or offer to acquire or redeem any shares of capital stock or other securities of 89bio or its subsidiaries (except in connection with the cashless exercises or similar transactions pursuant to the exercise or settlement of Warrants or the outstanding equity awards as of the date of the Merger Agreement (or permitted to be granted under the Merger Agreement after the date thereof) in accordance with the terms thereof as of the date of the Merger Agreement); or

•	reclassify, combine, split, subdivide or otherwise amend the terms of the capital stock or other securities of 89bio or any of its subsidiaries.

15.	Conditions to the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, Offeror will not be required to accept for payment (and Parent will not be required to cause Offeror to accept for payment) or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn prior to the then-scheduled expiration date of the Offer in connection with the Offer if, as of immediately prior to the expiration of the Offer:

(a)

there has not been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL) and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Offeror or its “affiliates” (as such term is defined in Section 251(h) of the DGCL) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL)), would represent at least one Share more than 50% of the number of Shares that are issued and outstanding at the Acceptance Time (such condition being the “Minimum Condition”); or

(b)

the applicable waiting period under the HSR Act (and any extensions thereof) applicable to the acquisition by Offeror of Shares pursuant to the Offer and the consummation of the Merger will not have expired or been terminated (such condition being the “Regulatory Condition”); or

(c)	any of the following conditions will exist or will have occurred and be continuing:

(1)

there is any Restraint in effect enjoining, restraining, preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer, or any governmental entity of competent jurisdiction has instituted (or has notified Parent, Offeror or 89bio in writing that it intends to institute) any legal proceeding that would be (or would reasonably be expected to impose) a Restraint on the making of the Offer or the consummation of the Offer or the Merger, or that would be (or would reasonably be expected to impose) a Burdensome Condition (as defined in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights”) (such condition being the “No Restraints Condition”); or

(2)

(A) 89bio has breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or (B) (1) the representations and warranties of 89bio set forth in Section 4.2 (Capital Stock) of the Merger Agreement are not true and correct in all respects as of the date of the Merger Agreement and as of the expiration date of the Offer as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for only de minimis inaccuracies, (2) the representations and warranties of 89bio set forth in Section 4.1(a) (Organization, Standing and Power), Section 4.3 (Authority), Section 4.4(a)(i), Section 4.4(a)(ii) and Section 4.4(c) (No Conflict; Consents and Approvals), Section 4.21 (State Takeover Statutes; Anti-Takeover Provisions), Section 4.22 (Section 251(h)), Section 4.24 (Brokers) and Section 4.25 (Opinions of Financial Advisors) are not true and correct in all material respects as of the date of the Merger Agreement and as of the expiration date of the Offer as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (3) the representations and warranties of 89bio set forth in clause (ii) of Section 4.8 (Absence of Certain Changes or Events) of the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer as though made as of such date (without disregarding the “Material Adverse Effect” qualification set forth therein), or (4) the representations and warranties of 89bio set forth in the Merger Agreement (other than the representations and warranties of 89bio set forth in the foregoing clauses (1), (2) and (3)) are not true and correct as of the date of the Merger Agreement and as of the expiration date of the Offer as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for the failure of such representations or warranties to be so true and correct as would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) (but for purposes of determining the accuracy of such representations and warranties in this clause (4), all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties will be disregarded); or

(3)	since the date of the Merger Agreement, there has been a Material Adverse Effect that is continuing (such condition being the “No Material Adverse Effect Condition”); or

(4)

parent and Offeror have not received a certificate of an executive officer of 89bio, dated as of the then-scheduled expiration date, to the effect that the conditions set forth in the foregoing subclauses (c)(2) and (c)(3) have been satisfied as of immediately prior to the expiration of the Offer; or

(5)	the Merger Agreement has been validly terminated in accordance with its terms (such condition in being the “Merger Agreement Condition”).

The foregoing conditions are for the sole benefit of Parent and Offeror and (except for the Minimum Condition and the Merger Agreement Condition) may be waived by Parent or Offeror (in their sole discretion) in whole or in part at any time or from time to time on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Offeror or Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

With respect to the Minimum Condition, the Supporting Stockholders have entered into the Support Agreement with Parent and Offeror pursuant to which, among other things, each Supporting Stockholder has agreed to tender its Shares in the Offer. As of September 17, 2025, the Supporting Stockholders owned, in the aggregate, approximately 13.4% of all outstanding Shares. See “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

With respect to the No Material Adverse Effect Condition, as of October 1, 2025, Parent and Offeror are not aware of any Material Adverse Effect that has occurred between the date of the Merger Agreement and October 1, 2025 that is continuing.

“Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, (a) has had or would reasonably be expected to have, as applicable, a material adverse effect on the business, assets, liabilities, financial or other condition or results of operations of 89bio and its subsidiaries, taken as a whole or (b) would prevent, materially delay or materially impair the performance by 89bio of its obligations under the Merger Agreement or the consummation of the Merger or any of the other transactions contemplated thereby. The Merger Agreement specifies that with respect to clause (a) above, no event, change, occurrence or effect directly or indirectly arising out of, attributable to or resulting from any of the following, alone or in combination, will be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Material Adverse Effect:

(1)

any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, in the United States or elsewhere in the world;

(2)	any changes in tariffs, in each case, in the United States or elsewhere in the world;

(3)	any changes or developments generally affecting the industries in which 89bio or its subsidiaries operate;

(4)

any actions expressly required under the Merger Agreement to obtain any approval or authorization under applicable antitrust laws or health care laws for the consummation of the Merger or any of the other transactions contemplated thereby;

(5)

any adoption, implementation, modification, repeal, official interpretation of, or other changes in any applicable laws, decrees, orders or other directives of any governmental entity (including any actions taken by any governmental entities in connection with any of the events set forth in clauses (10), (11) or (12) below) or any changes in applicable accounting regulations or principles (including United States generally accepted accounting principles (“GAAP”)), or in official interpretations of any of the foregoing or any action required to be taken in order to comply with any change in, any law or applicable accounting regulations or principles (including GAAP), or in any official interpretations of any of the foregoing;

(6)

any change in the market price or trading volume of the Shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise expressly excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect);

(7)

any failure by 89bio to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise expressly excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect);

(8)

to the extent not involving any wrongdoing (excluding, for the avoidance of doubt, mere negligence) by (x) 89bio, (y) any of its affiliates or officer, director or employee of 89bio acting on behalf of 89bio or (z) in the case of any other Representatives of 89bio, such Representatives acting at the direction of 89bio (and other than for purposes of determining the accuracy of any representation or warranty contained in Section 4.16 (FDA and Regulatory Matters) of the Merger Agreement as of the date of the Merger Agreement), any regulatory, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments resulting from any nonclinical (including internal and external research and discovery) or clinical studies (including compassionate use studies) sponsored by 89bio or any competitor of 89bio (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to 89bio’s or any competitor’s product candidates);

(9)

political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations, acts of sabotage, acts of foreign or domestic terrorism, malicious cyber-enabled activities, or governmental shutdown or slowdown, or any escalation or worsening of any such conditions existing as of the date of the Merger Agreement;

(10)	national or international disaster or calamity, or governmental shutdown or slowdown, or any escalation or worsening of any such conditions existing as of the date of the Merger Agreement;

(11)	any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions existing as of the date of the Merger Agreement;

(12)

the announcement of the Merger Agreement and the transactions contemplated thereby (other than for purposes of any representation or warranty contained in Section 4.4 (No Conflict; Consents and Approvals) of the Merger Agreement, but subject to any disclosures set forth in the confidential disclosure letter that 89bio delivered to Parent and Offeror in connection with the execution of the Merger Agreement), and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, service providers or any other party having business dealings with 89bio and its subsidiaries due to the announcement of the Merger Agreement or the identity of Parent;

(13)

any action taken by 89bio, or which 89bio causes to be taken by any of its subsidiaries, in each case, which is expressly required by the Merger Agreement (other than the obligation of 89bio to operate in the ordinary course of business pursuant to Section 6.1(a) (Conduct of Business of the Company) of the Merger Agreement or any comparable obligation thereunder); or

(14)	any actions taken (or omitted to be taken) with the express written consent of Parent.

The Merger Agreement further provides that in the case of clauses (1), (2), (3), (5), (9), (10) and (11) above, such event, change, effect, development, condition or occurrence referred to therein will be taken into account to the extent that 89bio and its subsidiaries, taken as a whole, are disproportionately adversely affected as compared to other similarly situated participants in the industries in which 89bio and its subsidiaries operate, in which case only the incremental disproportionate adverse impact will be taken into account when determining whether there has been a “Material Adverse Effect”.

16.	Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights

Regulatory Matters

General

Based on our examination of publicly available information filed by 89bio with the SEC and other publicly available information concerning 89bio, we are not aware of any governmental license or regulatory permit that appears to be material to 89bio’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. However, except as described below under “U.S. Antitrust,” there is no current intent to delay the acquisition of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to 89bio’s business or certain parts of 89bio’s business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, 89bio is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” 89bio has represented to us in the Merger Agreement that, assuming certain representations and warranties made by Offeror and Parent are true and correct, it has taken sufficient action in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and the Support Agreement from the restrictions on business combination of Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. 89bio conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and 89bio has filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on September 29, 2025. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on October 29, 2025, which is the first business day following a 30 calendar day waiting period that will commence from the day Parent made such filing, but this period may change if (i) the Antitrust Division or the FTC grants early termination of the waiting period, or (ii) Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 30-day waiting period.

Other Antitrust Approvals

Except as described above with respect to the HSR Act, Parent and 89bio are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Regulatory Review

The Antitrust Division and the FTC frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Parent’s or 89bio’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If the waiting period has not expired or been terminated or clearance has not been obtained under the HSR Act as required to consummate the Offer or the Merger, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such waiting period has expired or been terminated or such clearance has been obtained. See “Section 15—Conditions to the Offer” for certain conditions to the Offer, including the condition with respect to the HSR Act and “Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Regulatory Undertakings

Under the Merger Agreement, each of Offeror, Parent and 89bio have agreed (i) with respect to or under any applicable law (including under any antitrust law), to use its reasonable best efforts to consummate the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act or any other antitrust law; (ii) use its reasonable best efforts to defend all lawsuits and other proceedings by or before any governmental entity challenging the Merger Agreement or the consummation of the Merger; and (iii) use its reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under the Merger Agreement under any antitrust law raised by any governmental entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any governmental entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement.

The parties have agreed that if a party receives a request for information or documentary material from any governmental entity with respect to the Merger Agreement or the transactions contemplated thereby, including but not limited to a Second Request for Information under the HSR Act, then such party will in good faith make, or cause to be made, after consultation with the other party, a response, as promptly as practicable, in substantial compliance with such request. The parties have also agreed to keep each other apprised of status with respect to the foregoing matters and work cooperatively in connection with obtaining any applicable approvals of or clearances from each applicable governmental entity, including:

•

cooperating with each other in connection with filings required to be made by any party under any antitrust law and liaising with each other in relation to each step of the procedure before the relevant governmental entities and as to the contents of all communications with such governmental entities. In particular, to the extent permitted by law or governmental entity, no party will make any substantive submission in relation to the transactions contemplated by the Merger Agreement without first providing the other party with a copy of such submission in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant governmental entities;

•

furnishing to the other party all information within its possession that is required for any application or other regulatory filing to be made by the other party pursuant to the applicable law in connection with the transactions contemplated by the Merger Agreement;

•

promptly notifying each other of any substantive communications from or with any governmental entity with respect to the foregoing matters and ensuring to the extent permitted by law or governmental entity that each of the parties is entitled to attend any meetings with or other appearances before any governmental entity with respect thereto;

•

consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the antitrust laws; and

•

consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any governmental entity challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement.

The parties have also agreed to consult and cooperate with one another with respect to the strategy for obtaining any necessary approval of or responding to any request, inquiry, investigation, action or other legal proceeding by or before any governmental entity with respect to the Offer and the Merger, and to jointly cooperate with respect to all meetings and communications with any governmental entity in connection with the foregoing.

Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, in connection with the foregoing obligations, Parent is not required to (and 89bio will not, without the prior written consent of Parent): (i) sell, divest, or otherwise convey particular assets, categories, portions or parts of assets or businesses of Parent and its subsidiaries; (ii) agree to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of 89bio and its subsidiaries contemporaneously with or subsequent to the Merger Effective Time; (iii) permit 89bio to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of 89bio or any of its subsidiaries prior to the Merger Effective Time; (iv) license, hold separate or enter into similar arrangements (including conduct of business arrangements) with respect to its respective assets or the assets of 89bio; or (v) obtain prior approval or other approval from a governmental entity, or submit a notification or otherwise notify any governmental entity, prior to consummating any future transaction (other than the transactions contemplated by the Merger Agreement) as a condition to obtaining any and all expirations of waiting periods under the HSR Act or other antitrust laws or consents from any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement (any of the foregoing actions, a “Burdensome Condition”). Further, the foregoing obligations do not in any way limit or restrict the ability of Parent and its affiliates to effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any person prior to the Merger Effective Time.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of 89bio’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of 89bio’s stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available to you in connection with the Offer. However, if the Offer is successful and the Merger is consummated, the holders and beneficial owners of Shares who: (i) did not tender their Shares pursuant to the Offer; (ii) who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware (the “Delaware Court”) and to receive a cash payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by the Delaware Court, as of the Merger Effective Time as determined by such court. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

In determining the “fair value” of any Shares, the Delaware Court will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing such holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders and beneficial owners who did not tender in the Offer and demanded appraisal. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

The Schedule 14D-9 will constitute the formal notice of appraisal rights by 89bio to its stockholders in connection with the Merger under Section 262 of the DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified therein will result in the loss of appraisal rights under the DGCL. All references in Section 262 of the DGCL and in this Section 17 to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Offeror has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the mailing of the Schedule 14D-9, deliver to 89bio a written demand for appraisal of Shares held, which demand must reasonably inform 89bio of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the case of a demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of the beneficial owner’s ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by 89bio and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court. If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners.

The foregoing description of the rights of 89bio’s stockholders and beneficial owners to appraisal rights under the DGCL is a summary of the procedures to be followed by the stockholders or beneficial owners of 89bio desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9. Additionally, the full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at delcode.delaware.gov/title8/c001/sc09/index.html#262).

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer (and do not subsequently validly withdraw such Shares prior to the Offer Acceptance Time), you will not be entitled to exercise appraisal rights with respect to such Shares, but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for such Shares.

The foregoing summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners who are considering exercising their appraisal rights are urged to consult their respective legal advisors before electing or attempting to exercise such rights.

17.	Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the

Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror. We are not aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional advisor immediately.

The Offer does not constitute a solicitation of proxies for any meeting of 89bio’s stockholders. Any solicitation of proxies which Parent, Offeror or any of their respective affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Offeror, Parent or any of their respective affiliates not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to the Schedule TO (including the exhibits to the Schedule TO, which include this Offer to Purchase and the related Letter of Transmittal). In addition, 89bio has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth the 89bio Board Recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained free of charge at the website maintained by the SEC at www.sec.gov and in the manner described in the sections titled “Section 8—Certain Information Concerning 89bio” and “Section 9—Certain Information Concerning Offeror and Parent.”

Bluefin Merger Subsidiary, Inc.

October 1, 2025

SCHEDULE I

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING

SHAREHOLDERS OF ROCHE HOLDING LTD

The name, age, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Roche Holding Ltd, of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche Holding Ltd. The business address of each director, executive officer and controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	58	Dr. Schwan has been a director since 2013 and Chairman of the Board since 2023. From 2008 to 2023, Dr. Schwan served as Chief Executive Officer.	Austria, Germany, Switzerland

André Hoffmann*†	67	Mr. Hoffmann has been a director since 1996 and a Non-Executive Vice-Chairman since 2006. Mr. Hoffmann has served as Non-Executive Vice-President of Givaudan Ltd. since March 2000. He has been President of Massellaz SA since November 1999.	Switzerland

Dr. Jörg Duschmalé*†	41	Dr. Duschmalé has been a director since 2020.	Switzerland

Dr. Patrick Frost*	57	Dr. Frost has been a director since 2020. He served as the Group Chief Executive Officer of Swiss Life, Zurich, from 2014 to 2024.	Switzerland

Anita Hauser*	56	Ms. Hauser has been a director since 2017. Since 2007 she has been a Member of the Board of Bucher Industries, Zürich, and has served as Vice Chairwoman since 2011.	Switzerland

Prof. Dr. Akiko Iwasaki*	55	Dr. Iwasaki has been a director since 2023. Dr. Iwasaki has served as a professor at the Yale University School of Medicine since 2016.	USA

Prof. Dr. Richard P. Lifton*	72	Prof. Dr. Lifton has been a director since 2015. Since 2016, he has served as Adjunct Professor of Genetics and Internal Medicine at Yale University School of Medicine. Prof Dr. Lifton has also served as the President of The Rockefeller University since 2016.	USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Jemilah Mahmood*	66	Dr. Mahmood has been a director since 2022. From 2020 to 2021, Dr. Mahmood has served as Prime Minister of Malaysia, Special Advisor on Public Health. Since 2021, she has been an Executive Director for the Sunway Centre for Planetary Health.	Malaysia

Dr. Mark Schneider*	60	Dr. Schneider has been a director since 2023. From 2017 to 2024, he was CEO and a member of the Board of Directors of Nestlé S.A., Vevey.	Germany, USA

Dr. Claudia Suessmuth Dyckerhoff*	58	Dr. Dyckerhoff has been a director since 2016. Dr. Dyckerhoff has been a Senior External Advisor to McKinsey & Company since 2016.	Germany, Switzerland

Dr. Thomas Schinecker	50	Dr. Schinecker has served as the Chief Executive Officer of Roche since 2023. He also served as Chief Executive Officer of Roche Diagnostics from 2019 to 2022 and as a member of the Corporate Executive Committee since 2019.	Austria, Germany

Teresa Graham	52	Ms. Graham has served at Roche Pharmaceuticals as CEO since 2023 and as Head of Global Product Strategy from 2019 to 2023. She has been a member of the Corporate Executive Committee since 2023.	USA

Matt Sause	48	Mr. Sause has served at Roche Diagnostics Basel as CEO since 2023. From 2019 to 2022, he served as President and CEO of Roche Diagnostics Corporation North America. He has been a member of the Corporate Executive Committee since 2023.	USA

Dr. Alan Hippe	58	Dr. Hippe has served as Chief Financial Officer and Chief Information Officer since April 2011 and has been a member of the Corporate Executive Committee since 2011.	Germany, Switzerland

Cristina A. Wilbur	58	Ms. Wilbur has served as Chief People Officer and has been a member of the Corporate Executive Committee since 2016.	USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Claudia Böckstiegel	61	Ms. Böckstiegel has served as General Counsel and as a member of the Roche Enlarged Corporate Executive Committee since April 2020. From 2016 to 2020, Ms. Böckstiegel served as Head of Legal Diagnostics at Roche Basel.	Germany, Switzerland

Dr. Levi Garraway	57	Dr. Garraway has served as Executive Vice-President, Head of Global Product Development and Chief Medical Officer since 2019. He also serves as a member of the Roche Enlarged Corporate Executive Committee since 2023.	USA

Silke Hörnstein	50	Ms. Hörnstein has served at Roche Basel since 2023 as Head of Corporate Strategy and Sustainability and served from 2021 to 2023 as Global Head Strategy and Transformation (Diagnostics) and 2018 to 2020 as Head of Digital Transformation and Diagnostics Program. She has also served as a member of the Roche Enlarged Corporate Executive Committee since 2023.	Germany

Wafaa Mamilli	58	Ms. Mamilli has served at Roche Basel as Chief Digital and Technology Officer and as a member of the Roche Enlarged Corporate Executive Committee since 2025. From 2020 to 2022 she served as Global Chief Information and Digital Officer of Zoetis Inc. and from 2022 until 2025 as Chief Digital and Technology Officer & Group President China, Brazil and Precision Animal Health for Zoetis Inc.	France, Morocco, USA

Dr. Aviv Regev	54	Dr. Regev has served as Head of Genentech Research and Early Development (gRED) since 2020. She also serves as a member of the Roche Enlarged Corporate Executive Committee since 2020. From 2015 to 2020, Dr. Regev served as Investigator at the Howard Hughes Medical Institute.	Israel, USA

Barbara Schädler	63	Ms. Schädler has served as Head of Group Communications and as a member of the Roche Enlarged Corporate Executive Committee since October 2019.	Germany

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Boris L. Zaïtra	53	Mr. Zaïtra serves as Head of Corporate Business Development at Roche Basel and previously served at Roche Basel as Head of Group Business Development / M&A from 2012 to 2024. He also serves as a member of the Roche Enlarged Corporate Executive Committee since 2024.	France

Dr. Andreas Oeri†	76	Dr. Oeri is an orthopedic surgeon.	Switzerland

Vera Michalski-Hoffmann†	71	Ms. Michalski-Hoffmann has served as Head of Libella SA, a publishing group since 2000.	Switzerland

Marie-Anne (Maja) Hoffmann†	69	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation.	Switzerland

Sabine Duschmalé-Oeri†	75	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland

Catherine Oeri Kessler†	74	Ms. Oeri is a therapist. She is also Chairman of Foundation Board of Stiftung Wolf. She is also a Member of the Board of the Basel Zoo.	Switzerland

Lukas Duschmalé†	40	Mr. Duschmalé is an entrepreneur.	Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Parent is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Thomas Schinecker*	50	Dr. Schinecker has served as director since 2023 and President and Chairman of the Board since 2023. Dr. Schinecker has served as the Chief Executive Officer of Roche Holding Ltd since 2023. He also served as Chief Executive Officer of Roche Diagnostics from 2019 to 2022 and as a member of the Corporate Executive Committee of Roche Holding Ltd since 2019.	Austria, Germany

Dr. Alan Hippe*	58	Dr. Hippe has served as director and Vice President since 2011. Dr. Hippe has also served as Chief Financial Officer and Chief Information Officer of Roche Holding Ltd since 2011, and is a member of its Corporate Executive Committee.	Germany, Switzerland

Roger Brown*	64	Mr. Brown has served as director since 2011 and serves as Vice President, Tax and Assistant Secretary. He has also served as Executive Director of Tax for Genentech, Inc. since 2020 and, prior to that, as Senior Director of Tax for Genentech, Inc. since 2011. Mr. Brown has served as a director and as Vice President, Treasurer and Assistant Secretary of Offeror since 2024.	USA

Dara Pincas*	55	Ms. Pincas has served as director, Vice President, Secretary and General Counsel since 2025. From July 2023 to September 2025, Ms. Pincas served at Roche Basel as Head of Legal, Roche Pharmaceuticals and now serves as Head of Global Legal Pharma, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of Genentech, Inc.	USA, Israel

Scott Wilson*	55	Scott Wilson has served as a director and as Vice President, Treasurer and Assistant Secretary since 2023.	USA

Gillian Chambers-Harris*	50	Gillian Chambers-Harris has served as a director since 2023.	USA

Anjna Mehta	44	Ms. Mehta has served as a director since 2025.	USA

DIRECTORS AND EXECUTIVE OFFICERS OF OFFEROR

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with us. The business address of each director and executive officer of Offeror is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dara Pincas*	55	Ms. Pincas has served as director, President and Secretary since 2025. From July 2023 to September 2025, Ms. Pincas served at Roche Basel as Head of Legal, Roche Pharmaceuticals and now serves as Head of Global Legal Pharma, Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of Genentech, Inc.	USA, Israel

Roger Brown*	64	Mr. Brown has served as director and Vice President, Treasurer and Assistant Secretary since 2025. Mr. Brown has also served as director of Parent since 2011 and serves as Vice President, Tax and Assistant Secretary of Parent. He has also served as Executive Director of Tax for Genentech, Inc. since 2020 and, prior to that, as Senior Director of Tax for Genentech, Inc. since 2011.	USA

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Citibank, N.A.

By Mail: Citibank, N.A. P.O. Box 219287 Kansas City, MO 64121-9287 Ref: 89bio, Inc.	By Overnight Mail: Citibank, N.A. 801 Pennsylvania Ave, Suite 219287 Kansas City, MO 64105-1307 Ref: 89bio, Inc.

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com